                                                    Pursuant to Rule 424B1
                                                    Registration No. 333-11745


                               2,500,000 SHARES
                                    [LOGO]
                                 COMMON STOCK

   All of the shares of Common Stock offered hereby are being sold by NCO Group, Inc. ("NCO" or the "Company").


   Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market, subject to notice of issuance, under the symbol "NCOG."


   See "Risk Factors" commencing on page 8 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                                    ------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.


===============================================================================
                      Price to            Underwriting           Proceeds to
                       Public             Discount (1)           Company (2)
-------------------------------------------------------------------------------
Per Share  ........     $13.00               $0.91                  $12.09
Total (3)  ........  $32,500,000          $2,275,000             $30,225,000
===============================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $1,150,000.


(3) The principal shareholders of the Company (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be $37,375,000, $2,616,250, $30,225,000, and $4,533,750,
    respectively. See "Principal and Selling Shareholders" and "Underwriting."

   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about November 13, 1996.


                                    ------

MONTGOMERY SECURITIES                             JANNEY MONTGOMERY SCOTT INC.


                                November 6, 1996

Six pictures depicting the Company's call center in Blue Bell, Pennsylvania, the Company's call center in Buffalo, New York and the Company's computer center in Blue Bell, Pennsylvania and an NCO telephone representative appear here. A diagram depicting the accounts receivable recovery process also appears here.




























IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. The Company is a recently formed Pennsylvania corporation. On September 3, 1996, the shareholders of NCO Financial Systems, Inc. ("NCO Financial") exchanged each of their shares of NCO Financial for one share of the Company, NCO Financial became a wholly-owned subsidiary of the Company and NCO Financial's status as an S Corporation was terminated. See "Dividend Policy and Prior S Corporation Status." Unless the context otherwise requires, all references in this Prospectus to the "Company" or "NCO" mean NCO Group, Inc. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) gives effect to a proposed 46.56-for-one stock split effected in September 1996; and (iii) gives effect to the Company's acquisition of Management Adjustment Bureau, Inc. ("MAB") on September 5, 1996.

                                 THE COMPANY


   NCO is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company develops and implements customized accounts receivable management solutions for clients. From eight call centers located in six states, the Company employs advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through efficient utilization of technology and intensive management of human resources, the Company has achieved rapid growth in recent years. Since April 1994, the Company has made four acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including telemarketing, customer service call centers and other outsourced administrative services. The Company believes that it is currently among the 20 largest accounts receivable management companies in the United States.

   The Company provides its services principally to educational organizations, financial institutions, healthcare organizations, telecommunications companies, utilities and government entities. In 1995, the Company had over 5,000 clients, including Bell Atlantic Corporation, City of Philadelphia Water Revenue Bureau, First Union Corporation, George Washington University Hospital, NationsBank and the University of Pennsylvania. No client other than the City of Philadelphia Water Revenue Bureau accounted for more than 10% of the Company's actual revenue in 1995. For its accounts receivable management services, the Company generates substantially all of its revenue on a contingency fee basis. The Company seeks to be a low cost provider and as such its fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients, with a current average of approximately 24%. According to the 1995 Top Collection Markets Survey published by the American Collectors Association, Inc. ("ACA"), an industry trade group, the average fees realized by the accounts receivable management companies surveyed were in the range of 30% to 43% depending upon the industries served. For many of its other outsourced teleservices, the Company is paid on a fixed fee basis. While NCO's contracts are relatively short-term, the Company seeks to develop long-term relationships with its clients and works closely with them to provide quality, customized solutions.

   Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many corporations are recognizing the advantages of outsourcing accounts receivable management and other teleservices as a result of numerous factors including: (i) the increasing complexity of such functions; (ii) changing regulations and increased competition in certain industries; and
(iii) the development of sophisticated call management systems requiring substantial capital investment, technical capabilities and human resource commitments. Consequently, receivables referred to third parties for management and recovery in the United States have grown substantially from approximately $43.7 billion in 1990 to approximately $79.0 billion in 1994, according to estimates published by the ACA. While significant economies of scale exist for large accounts receivable management companies, the industry remains highly fragmented. Based on information obtained from the ACA, there are currently approximately 6,300 accounts receivable management companies in operation, the majority of which are small, local businesses. Given the financial and competitive constraints facing these small companies and the limited number of liquidity options for the owners of such businesses, the Company believes that the industry will experience consolidation in the future. See "Business -- Industry Background."

   The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other related teleservices to companies with substantial outsourcing needs. The Company's business strategy encompasses a number of key elements which management believes are necessary to ensure quality service and to achieve consistently strong financial performance. First, the Company focuses on the efficient utilization of its technology and infrastructure to constantly improve productivity. The Company's teleservices infrastructure enables it to perform large scale accounts receivable management programs cost effectively and to rapidly and efficiently integrate the Company's acquisitions. A second critical component is NCO's commitment to client service. Management believes that the Company's emphasis on designing and implementing customized accounts receivable management programs for its clients provides it with a significant competitive advantage. Third, the Company seeks to be a low cost provider of accounts receivable management services by centralizing all administrative functions and minimizing overhead at all branch locations. Lastly, the Company is targeting larger clients which offer significant cross-selling opportunities and have greater teleservices outsourcing requirements. See "Business -- Business Strategy."

   The Company seeks to continue its rapid expansion through both internal and external growth. The Company intends to continue to take advantage of the fragmented nature of the accounts receivable management industry by making strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets, expand its presence in its existing markets or add complementary services. In addition, the Company has experienced and expects to continue to experience strong internal growth by continually striving to increase its market share, expand its industry-specific market expertise and develop and offer new value-added teleservices. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, arrangements or negotiations regarding any material acquisitions; however, as the result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. See "Acquisition History."

   The Company's principal executive offices are located at 1740 Walton Road, Blue Bell, Pennsylvania 19422, and its telephone number is (610) 832-1440.


                                  Risk Factors

   Prospective investors should carefully consider the factors described under "Risk Factors" prior to making an investment in the Company's Common Stock.


                     Summary of Recent Operating Results

   The Company's revenue for the nine months ended September 30, 1996 was $20.3 million on an actual basis and $29.4 million on a pro forma basis, compared to revenue for the nine months ended September 30, 1995 of $9.0 million. For the nine months ended September 30, 1996, operating income was $3.3 million on an actual basis and $3.9 million on a pro forma basis, compared to operating income of $1.2 million for the nine months ended September 30, 1995. The increase in actual revenue and operating income was attributable to internal growth and the acquisition of Eastern Business Services, Inc. ("Eastern") in August 1995, the Trans Union Corporation Collections Division ("TCD") in January 1996 and MAB in September 1996. Such operating information is preliminary and subject to further review and possible revision by the Company. The preliminary results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Pro Forma Consolidated Financial Statements."

                                 THE OFFERING


Common Stock offered by the Company  ................  2,500,000 shares

Common Stock to be outstanding after the Offering  ..  6,713,447 shares (1)

Use of proceeds  ....................................  For repayment of bank debt incurred to finance acquisitions, for payment of S Corporation
                                                       distributions, and for working capital and other
                                                       general corporate purposes, including possible
                                                       acquisitions.


Nasdaq National Market symbol  ......................  NCOG


------

(1) Excludes: (i) 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 240,591 shares of Common Stock reserved for issuance upon the exercise of warrants granted or to be granted by the Company to its lender; and (iii) 76,923 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at a conversion price of $13.00 per share) issued as partial consideration for the MAB acquisition. See "Acquisition History," "Management-- Stock Option Plans" and "Description of Capital Stock -- Warrants and Convertible Note."

                     SUMMARY FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                          Years Ended December 31,
                             --------------------------------------------------
                                1991         1992         1993         1994
                             ----------   ----------    ----------   ----------

Statement of Income Data:
   Revenue ...............   $  3,792     $  5,822     $  7,445     $  8,578
   Operating costs and
     expenses:
     Payroll and related
        expenses .........      1,892        3,058        4,123        4,558
     Selling, general and
        administrative
        expenses .........      1,457        2,013        2,391        2,674
     Depreciation and
        amortization
        expense ..........         40           95          141          215
                             ----------   ----------    ----------   ----------
   Income from operations         403          656          790        1,131
   Other income (expense)          (1)          15           11          (45)
                             ----------   ----------    ----------   ----------
   Income before income
     taxes  ..............        402          671          801        1,086
   Pro forma provision for
     income taxes (4)  ...        160          268          320          434
                             ----------   ----------    ----------   ----------
   Pro forma net income
     (4)  ................   $    242     $    403     $    481     $    652
                             ==========   ==========    ==========   ==========
   Pro forma net income
     per share  ..........
   Pro forma weighted
     average shares
     outstanding  ........
Operating Data:
   Total value of accounts
     referred  ...........   $178,529     $150,707     $199,108     $281,387
   Average fee ...........       14.4%        16.9%        20.2%        22.5%


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                                        Six Months Ended June 30,
                                                              -------------------------------------------
                                         1995                   1995                   1996
                            ------------------------------    ----------  -----------------------------
                                                  Pro                                           Pro
                                 Actual       Forma(1)(2)                     Actual        Forma(2)(3)
                             --------------   ------------    ----------   --------------   -----------

Statement of Income Data:
   Revenue ...............      $12,733         $34,509        $5,546         $12,543        $19,319
   Operating costs and
     expenses:
     Payroll and related
        expenses .........        6,797          16,412         2,956           5,954          9,479
     Selling, general and
        administrative
        expenses .........        4,042          12,531         1,745           4,095          6,516
     Depreciation and
        amortization
        expense ..........          348           1,529           116             423            833
                             --------------   ------------    ----------   --------------   -----------
   Income from operations         1,546           4,037           729           2,071          2,491
   Other income (expense)          (180)           (212)          (73)           (310)           (19)
                             --------------   ------------    ----------   --------------   -----------
   Income before income
     taxes  ..............        1,366           3,825           656           1,761          2,472
   Pro forma provision for
     income taxes (4)  ...          546           1,659           262             704          1,053
                             --------------   ------------    ----------   --------------   -----------
   Pro forma net income
     (4)  ................    $     820          $2,166        $  394       $   1,057         $1,419
                             ==============   ============    ==========   ==============   ===========
   Pro forma net income
     per share  ..........   $    0.17(5)         $0.36                     $    0.22(5)      $ 0.23
                             ==============   ============                 ==============   ===========
   Pro forma weighted
     average shares
     outstanding  ........   4,728,906(5)     6,082,091                     4,733,549(5)   6,086,734
                             ==============   ============                 ==============   ===========
Operating Data:
   Total value of accounts
     referred  ...........    $431,927       $1,134,000      $180,783        $373,499       $664,905
   Average fee ...........        22.4%          N/A             21.7%           24.0%          24.3%






                                                              December 31,                               June 30, 1996
                                          -----------------------------------------------------  ----------------------------
                                                                                                                  Pro Forma
                                            1991       1992       1993       1994        1995       Actual     As Adjusted(6)
                                          --------   --------    --------   --------   --------   ----------    --------------
Balance Sheet Data:


     Cash and cash equivalents  .......    $  355     $  421     $  562     $  526      $  805     $   990         $11,840
     Working capital  .................       179        362        445        473         812       2,458          13,925
     Total assets  ....................     1,162      1,794      1,990      3,359       6,644      12,565          34,104
     Long-term debt, net of current
       portion.........................       108        144         59        732       2,593       7,356           1,710
     Shareholders' equity  ............       403        686        876      1,423       2,051       3,151          29,306





(1) Assumes that the acquisitions of MAB, TCD and Eastern occurred on January 1, 1995.


(2) Gives effect to: (i) the reduction of certain redundant operating costs and expenses that were immediately identifiable at the time of the acquisitions; (ii) the elimination of interest expense associated with acquisition related debt assumed to be repaid with offering proceeds; and
    (iii) the issuance of 1,583,954 shares of Common Stock (at the initial public offering price of $13.00 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay acquisition related debt of $15.0 million and to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company. See Pro Forma Consolidated Financial Statements.


(3) Assumes that the acquisition of MAB occurred on January 1, 1995.

(4) Prior to September 3, 1996, the Company operated as an S Corporation for income tax purposes and accordingly was not subject to federal or state income taxes. Accordingly, the historical financial statements do not include a provision for federal and state income taxes for such periods. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes for all periods presented. See
    Note 12 of Notes to Pro Forma Consolidated Financial Statements.



(5) Assumes that the Company issued 230,769 shares of Common Stock (at the initial public offering price of $13.00 per share) to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company.

(6) Gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at the initial public offering price of $13.00 per share) and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                                 RISK FACTORS

   Certain statements included in this Prospectus, including, without limitation, statements regarding the anticipated growth in the amount of accounts receivable placed for third-party management, the continuation of trends favoring outsourcing of other administrative functions, the Company's objective to grow through strategic acquisitions and its ability to realize operating efficiencies upon the completion of the MAB acquisition and other acquisitions that may occur in the future, the Company's ability to expand its service offerings, and trends in the Company's future operating performance, are forward-looking statements, and the factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in "Acquisition History -- Financial Impact of Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

RISKS ASSOCIATED WITH TCD AND MAB ACQUISITIONS

   The TCD and MAB acquisitions were consummated in January 1996 and September 1996, respectively. These entities had revenues of $7.5 million and $13.0 million, respectively, in 1995 compared to the Company's revenue of $12.7 million in 1995. The Company's efforts in integrating the TCD acquisition are continuing and its efforts in integrating the MAB acquisition are in the initial stages. Such integration will likely place significant demands on the Company's management and infrastructure. There can be no assurance that TCD's or MAB's businesses will be successfully integrated with that of the Company, that the Company will be able to realize operating efficiencies or eliminate redundant costs or that their businesses will be operated profitably. Further, there can be no assurance that clients of the acquired businesses will continue to do business with the Company or that the Company will be able to retain key employees. Approximately $15.0 million of the proceeds of this Offering will be used to repay indebtedness incurred in the MAB, TCD, Eastern and B. Richard Miller, Inc. ("BRM"), acquisitions. See "Use of Proceeds."

RISKS ASSOCIATED WITH RAPID GROWTH

   The Company has experienced rapid growth over the past several years which has placed significant demands on its administrative, operational and financial resources. The Company seeks to continue such rapid growth which could place additional demands on its resources. Future internal growth will depend on a number of factors, including the effective and timely initiation and development of client relationships, the Company's ability to maintain the quality of services it provides to its clients and the recruitment, motivation and retention of qualified personnel. Sustaining growth will also require the implementation of enhancements to its operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth, and any failure to do so could have a materially adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

   A primary element of the Company's growth strategy is to pursue strategic acquisitions that expand or complement the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, arrangements or negotiations regarding any material acquisitions; however, as the result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can be no assurance that the Company will be able to achieve its acquisition strategy, and any failure to do so could have a materially adverse effect on the Company's business, financial condition, results of operations and ability to sustain growth. In addition, the Company believes that it will compete for attractive acquisition candidates with other larger companies, consoli-dators or investors in the accounts receivable management industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate future acquisitions into its business or operate such acquisitions profitably. Acquisitions may also involve a number of special risks including: adverse short-term effects on the Company's operating results; dependence on retaining key personnel; amortization of acquired intangible assets and risks associated with unanticipated problems, liabilities or contingencies. See "Business -- Growth Strategy."


   The Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders, including the purchasers of Common Stock in this Offering. In the event that the Company's capital stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept the Company's capital stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources or is not able to use its capital stock as consideration for acquisitions, its growth through acquisitions could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

   The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of many factors, including the timing of clients' accounts receivable management programs, the commencement of new contracts, the termination of existing contracts, costs to support growth by acquisition or otherwise, the costs and timing of completion of additional acquisitions, the effect of the change of business mix on margins and the timing of additional selling, general and administrative expenses to support new business. The Company's planned operating expenditures are based on revenue forecasts, and if revenues are below expectations in any given quarter, operating results would likely be materially adversely affected. While the effects of seasonality on the Company's business historically have been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

   The Company is highly dependent upon the continued services and experience of its senior management team, including Michael J. Barrist, President and Chief Executive Officer. The loss of the services of Mr. Barrist or other members of its senior management could have a materially adverse effect on the Company. The Company has five-year employment contracts with Mr. Barrist and certain other key executives. In addition, the Company has a $4.0 million key person life insurance policy on Mr. Barrist. See "Management."

DEPENDENCE ON CERTAIN INDUSTRIES; CONTRACT RISKS

   Most of the Company's revenues are derived from clients in the education, financial services, healthcare, telecommunications and utilities industries. A significant downturn in any of these industries or any trends to reduce or eliminate the use of third-party accounts receivable management services could have a materially adverse impact on the Company's business, results of operations and financial condition. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. Accordingly, there can be no assurance that existing clients will continue to use the Company's services at historical levels, if at all. Under the terms of these contracts, clients are not required to place accounts with the Company but do so on a discretionary basis. In addition, substantially all of the Company's contracts are on a contingent fee basis where the Company recognizes revenues only as accounts are recovered. See "Business."

COMPETITION


   The accounts receivable management industry is highly competitive. The Company competes with approximately 6,300 providers, including large national corporations such as First Data Corporation, Payco American Corporation, CRW Financial, Inc. and Union Corporation, and many regional and local firms. Some of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company are performed in-house by many businesses. Moreover, many larger clients retain multiple accounts receivable management providers which exposes the Company to continuous competition in order to remain a preferred vendor. There can be no assurance that outsourcing of the accounts receivable management function will continue or that the Company's clients which currently outsource such services will not bring them in-house. The Company also competes with other firms, such as SITEL Corporation, APAC Teleservices, Inc. and Teletech Holdings, Inc., in providing teleservices. As a result of these factors, there can be no assurance that competition from existing or potential competitors will not have a materially adverse effect on the Company's results of operations. See "Business - Competition."


RISK OF BUSINESS INTERRUPTION; RELIANCE ON COMPUTER AND TELECOMMUNICATIONS INFRASTRUCTURE

   The Company's success is dependent in large part on its continued investment in sophisticated telecommunications and computer systems, including predictive dialers, automated call distribution systems and digital switching. The Company has invested significantly in technology in an effort to remain competitive and anticipates that it will be necessary to continue to do so in the future. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product life cycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a materially adverse impact on the Company. See "Business - Operations."

DEPENDENCE ON LABOR FORCE

   The accounts receivable management industry is very labor intensive and experiences high personnel turnover. The Company experienced an annual personnel turnover rate of approximately 38% for 1995. Many of the Company's employees receive modest hourly wages and a portion of these employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and could adversely impact the quality of services the Company provides to its clients. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Additionally, an increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect the Company. See "Business - Personnel and Training."


GOVERNMENT REGULATION

   The accounts receivable management and telemarketing industries are regulated under various federal and state statutes. In particular, the Company is subject to the federal Fair Debt Collection Practices Act which establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation, and some states require that the Company be licensed as a debt collection company. With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to the federal TCPA. The failure to comply with applicable statutes and regulations could have a materially adverse effect on the Company. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company in the future or significantly increase the cost of regulatory compliance.

   Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. See "Business -- Government Regulation."

CONTROL BY PRINCIPAL SHAREHOLDERS


   Immediately following this Offering, Michael J. Barrist will beneficially own approximately 37.9% of the Common Stock (approximately 34.7% if the Underwriters' over-allotment option is exercised in full), and together with the other executive officers of the Company will beneficially own approximately 60.8% (approximately 55.3% if the Underwriters' over-allotment option is exercised in full). As a result of such voting concentration, Mr. Barrist, together with other executive officers of the Company, will be able to effectively control most matters requiring approval by the Company's shareholders, including the election of directors. Such voting concentration may have the effect of delaying, deferring or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."


RISKS ASSOCIATED WITH CERTAIN TRANSACTIONS WITH AFFILIATES


   The principal shareholders of the Company will realize substantial benefits from the Offering. The Company will use approximately $3.0 million of the net proceeds of the Offering to make distributions of S Corporation earnings to shareholders of record on September 3, 1996, the date on which the Company terminated its S Corporation status. See "Dividend Policy and Prior S Corporation Status." The Company has entered into a distribution and tax indemnification agreement with such shareholders which provides for, among other things, an indemnification by the Company of such shareholders for any losses or liabilities with respect to any additional taxes resulting from the Company's operations during the period it was an S Corporation. See "Certain Transactions -- Distribution and Tax Indemnification Agreement." Such shareholders have also granted the Underwriters an over-allotment option and will receive cash proceeds in the Offering in the event such option is exercised. See "Underwriting." Additionally, the Company currently leases four facilities in Blue Bell, Pennsylvania from limited partnerships controlled by Mr. Barrist and the limited partners of which are the current shareholders of the Company. While the Company believes that such leases are on terms no less favorable to the Company than would have been obtained by unaffiliated parties, there can be no assurance that conflicts of interest will not arise in the future with respect to these leases. See "Certain Transactions -- Real Estate Matters."


ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


   Prior to this Offering, there has been no public market for the Company's Common Stock. The Common Stock has been approved for listing on the Nasdaq National Market, subject to notice of issuance. There can be no assurance that a viable public market for the Common Stock will develop or be sustained after the Offering or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price has been determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters and may not be indicative of the prices that may prevail in the public market after the Offering is completed. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for accounts receivable management, telemarketing industry or business services stocks in general, the timing and announcement of acquisitions by the Company or its competitors or government regulatory action, could have a significant impact on the future price of the Common
Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE


   Sales of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Company's Common Stock and could impair the Company's future ability to raise capital through the sale of equity securities. Upon completion of the Offering, the Company will have 6,713,447 shares of Common Stock outstanding. Of these shares, all of the shares sold in the Offering will be available for resale in the public market without restriction, except for any such shares which may be purchased by affiliates of the Company. The Company's directors, executive officers and existing shareholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. Following the expiration of this 180-day period, such persons will hold an aggregate of 4,213,447 outstanding shares of Common Stock (3,838,447 shares if the over-allotment option is exercised in full) which may be resold under Rule 144. The Company also has or expects to have outstanding warrants to purchase 240,591 shares of Common Stock and a $1.0 million Convertible Note convertible into 76,923 shares of Common Stock (at a conversion price of $13.00 per share) at any time on or before September 5, 2001. The holder of the warrants has agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. The warrants are entitled to certain demand and piggy-back registration rights following the completion of the Offering. In addition, the Company intends, as soon as practicable after the consummation of the Offering, to register approximately 464,390 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan. Options to purchase an aggregate of 367,321 shares of Common Stock will be outstanding under all such plans upon the consummation of the Offering. See "Management -- Stock Option Plans," "Description of Capital Stock -- Warrants and Convertible Note" and "Shares Eligible for Future Sale."


ANTI-TAKEOVER PROVISIONS

   The Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 5,000,000 shares of Preferred Stock without shareholder approval. The Company's Bylaws also provide for the staggered election of directors to serve for one-, two- and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 65% of the shares of Common Stock represented at a shareholders' meeting. Certain provisions of the Articles and Bylaws may not be amended except by a similar 65% vote. In addition, the Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation Law. See "Description of Capital Stock."

DILUTION


   Purchasers of Common Stock in this Offering will experience immediate dilution in net tangible book per share of Common Stock of $10.81 from the initial public offering price per share. See "Dilution."

                             ACQUISITION HISTORY


   Since 1994, the Company has completed four strategic acquisitions which have expanded its client base and geographic presence, increased its presence in key industries and substantially increased its revenues and profitability. A key element of the Company's growth strategy is to pursue selected strategic acquisitions to serve new geographic markets or industries, expand its presence in its existing markets or add complementary service applications. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, arrangements or negotiations regarding any material acquisitions; however, as the result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. A summary of the completed acquisitions follows:

MANAGEMENT ADJUSTMENT BUREAU, INC.

   On September 5, 1996, NCO purchased all of the outstanding stock of MAB for $8.0 million in cash and a $1.0 million convertible note. The note is convertible into the Company's Common Stock at any time after the Company's initial public offering at the initial public offering price and bears interest payable monthly at a rate of 8.0% per annum with principal due in September 2001. MAB, based in Buffalo, New York, provides accounts receivable management services, principally to the education, financial services, telecommunications and utility industries. MAB's clients include NationsBank, NYNEX, Marine Midland Bank and Boston Edison. MAB's revenues were $13.0 million for the year ended December 31, 1995 and $6.8 million for the six months ended June 30, 1996. The Company will continue to operate MAB's facilities in Buffalo and Denver, Colorado.

   The Company has begun to realize operating efficiencies from the MAB acquisition and has reduced compensation and related expenses associated with MAB's principal shareholder, eliminated redundant collection and administrative personnel, and begun to reduce selling, general and administrative expenses to levels more consistent with NCO's current operating results. NCO will also consolidate certain company-wide administrative functions such as human resources and payroll administration into MAB's Buffalo facility, resulting in the reduction of certain NCO administrative costs.

TRANS UNION CORPORATION COLLECTIONS DIVISION

   On January 3, 1996, NCO purchased certain assets of TCD for $4.8 million in cash. TCD provided accounts receivable management services, principally to the telecommunications, utility and healthcare industries from offices in Pennsylvania, Ohio and Kansas. TCD's clients included Bell Atlantic Corporation, Western Resources Corporation and Hutchinson Hospital Corporation. TCD's revenues were $7.5 million for the year ended December 31, 1995. Promptly following the TCD acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel, closing one office and reducing other selling, general and administrative expenses to levels more consistent with NCO's current operating results.

EASTERN BUSINESS SERVICES, INC.

   In August 1995, NCO purchased certain assets of Eastern for $1.6 million in cash and the assumption of a non-interest bearing note payable in the amount of $252,000 and certain other accounts payable in the amount of $209,000. Eastern, based in Beltsville, Maryland, provided accounts receivable management services, principally to the utility and healthcare industries. Eastern's clients included Bell Atlantic Corporation and George Washington University Hospital. Promptly following the Eastern acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel and reducing selling, general and administrative expenses to levels more consistent with NCO's current operating results.

B. RICHARD MILLER, INC.

   In April 1994, NCO purchased certain assets of BRM for $1.0 million in cash, the issuance by the Company of a $127,000 promissory note and the issuance of 123,803 shares of Common Stock and an option to acquire 86,881 shares of Common Stock at an exercise price of $2.16 per share (which option was exercised in 1995). In connection with the acquisition, BRM's principal shareholder became an executive officer of the Com-pany. BRM, based in Ardmore, Pennsylvania, provided accounts receivable management services, principally to the education industry. BRM's clients included University of Pennsylvania, Rutgers University and Seton Hall University. Promptly following the BRM acquisition, the Company reduced costs by eliminating redundant collection and administrative personnel, closing BRM's sole office and reducing other selling, general and administrative expenses to levels more consistent with NCO's current operating results.

FINANCIAL IMPACT OF ACQUISITIONS

   The Company financed the MAB, TCD, Eastern and BRM acquisitions with borrowings from Mellon Bank, N.A. The bank recently increased the Company's revolving credit facility from $7.0 million to $15.0 million to finance the acquisition of MAB. The revolving credit facility currently bears interest at the rate of prime plus 1.375%. The bank has issued a commitment letter to further increase this facility to $25.0 million at an interest rate of LIBOR plus 2.5% upon the completion of the Offering, provided that the Offering results in minimum net proceeds to the Company of $24.0 million. The Company granted the bank a warrant to acquire 175,531 shares of Common Stock at a nominal exercise price in consideration for establishing the revolving credit facility for acquisitions, and granted an additional warrant to purchase 46,560 shares of Common Stock at an exercise price equal to the initial public offering price in consideration for increasing the revolving credit facility to $15.0 million. The warrants are exercisable at any time after the consummation of the Offering and prior to July 31, 2005. The Company also has agreed to grant an additional warrant to purchase 18,500 shares of Common Stock at an exercise price equal to the initial public offering price in consideration for the commitment to increase the revolving credit facility to $25.0 million.

   The acquisitions have been accounted for under the purchase method of accounting for financial reporting purposes. These acquisitions have created goodwill estimated at $14.5 million which is being amortized over a 15- to 25-year period resulting in amortization expense of approximately $749,000 annually.

   Pro forma statements of income for the year ended December 31, 1995 and the six months ended June 30, 1996 appearing elsewhere in this Prospectus assume that the MAB, TCD and Eastern acquisitions had occurred on January 1, 1995. Pro forma adjustments have been made to reflect the elimination of certain expenses that were immediately identifiable and promptly realized at the time of the acquisitions, including the immediate elimination of certain redundant collection and administrative personnel. These and other expense adjustments are summarized in the table below and related footnotes.



                                                       Year Ended     Six Months Ended
                                                      December 31,        June 30,
                                                          1995              1996
                                                     --------------   ----------------
Redundant collection and administrative personnel      $1,437,268        $ 407,400
MAB principal shareholder compensation (1)  ......        643,500          321,750
                                                     --------------   ----------------
     Total payroll and related expense reductions       2,080,768          729,150
TCD occupancy costs (2)  .........................        260,300               --
Depreciation and amortization (3)  ...............       (379,216)        (160,705)
                                                     --------------   ----------------
     Total operating cost and expense adjustments      $1,961,852        $  568,445
                                                     ==============   ================

------
(1) Reflects the reduction of the salary of MAB's principal shareholder (who is no longer active in the day-to-day operations of MAB's business) pursuant to an employment agreement.

(2) Reflects the difference between the Company's rent expense for the TCD facilities pursuant to lease agreements entered into upon the acquisition and the occupancy costs allocated to TCD by its parent prior to the acquisition.

(3) Reflects additional amortization expense, assuming MAB, TCD, and Eastern had been acquired at the beginning of the periods presented, partially offset in the year ended December 31, 1995 by depreciation reductions relating to assets not acquired by NCO as part of the TCD and Eastern acquisitions.

   In each of the acquisitions, the Company acquired businesses with higher cost structures than the Company. In the months following the acquisitions of TCD, Eastern and BRM, the Company leveraged its existing infrastructure to realize additional operating efficiencies in order to bring the cost structure of acquired companies in line with NCO's current operating results. These other cost savings include: (i) further reductions in payroll and related expenses relating primarily to redundant collections and administrative personnel, (ii) further reduction in rent and other facilities costs, and (iii) reduction in certain expenses such as telephone, mailing and data processing. While management believes it will realize similar cost savings from the MAB acquisition, the Company's ability to achieve such cost savings is uncertain and there can be no assurance that MAB's business will be successfully integrated with that of the Company, or that the Company will be able to realize operating efficiencies or eliminate redundant costs. See "Risk Factors -- Risks Associated with TCD and MAB Acquisitions" and " -- Risks Associated with Future Acquisitions."

                               USE OF PROCEEDS


   The net proceeds from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $29.1 million after deducting the estimated underwriting discounts and expenses of the Offering. In the event the Underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.


   Approximately $15.0 million of the net proceeds will be used to repay outstanding debt under the Company's Credit Agreement with Mellon Bank, N.A. The Company entered into the Credit Agreement in July 1995 to obtain working capital and acquisition financing and to refinance certain existing debt. The Credit Agreement, as amended, provides a revolving line of credit which permits borrowings of up to $15.0 million at an interest rate equal to the prime rate plus 1.375% (9.625% at August 31, 1996). The bank has issued a commitment letter to increase this facility to $25.0 million at an interest rate of LIBOR plus 2.5% upon the completion of the Offering provided that the Offering results in minimum net proceeds to the Company of $24.0 million. Borrowings under the Credit Agreement were used to fund the MAB, TCD and Eastern acquisitions and to refinance indebtedness incurred in connection with the BRM acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   The Company also will use a portion of the net proceeds to make distributions to shareholders of record on September 3, 1996, the date on which the Company terminated its S Corporation status (the "S Corporation Distributions"). The amount of the distributions will equal all undistributed S Corporation earnings, estimated at $3.0 million as of September 3, 1996, subject to final adjustment.


   The Company intends to use the remaining net proceeds of $11.1 million for working capital and other general corporate purposes, including future acquisitions. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, arrangements or negotiations regarding any material acquisitions; however, as the result of the Company's process of regularly reviewing acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. Pending the uses described above, the Company intends to invest its net proceeds in short-term, investment-grade securities.


                DIVIDEND POLICY AND PRIOR S CORPORATION STATUS

   The Company historically was treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and under Pennsylvania law. As a result of the Company's status as an S Corporation, the Company's shareholders, rather than the Company, were taxed directly on the earnings of the Company for federal and certain state income tax purposes, whether or not such earnings were distributed. The Company made cash distributions to the current shareholders aggregating $658,000, $813,000, $1.1 million and $752,000 in respect of the Company's S Corporation earnings for 1993, 1994 and 1995, and for the six months ended June 30, 1996, respectively. On September 3, 1996
(the "Termination Date"), the Company terminated its status as an S Corporation and thereupon became subject to federal and state income taxes at applicable C Corporation rates.

   The Company declared a distribution to existing shareholders in an aggregate amount equal to the Company's undistributed S Corporation earnings through the Termination Date, which are estimated at $3.0 million, subject to final adjustment. The Company expects to pay the S Corporation Distributions with a portion of the net proceeds of this Offering. See "Use of Proceeds." The Company has also entered into a distribution and tax indemnification agreement with its current shareholders with respect to taxes resulting from the Company's operations during the period in which it was an S Corporation. See "Certain Transactions--Distribution and Tax Indemnification Agreement." Purchasers of shares of Common Stock in this Offering will not receive any of the S Corporation Distributions or any distribution with respect to any indemnification payment to the current shareholders.

   The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's Credit Agreement prohibits the Company from paying cash dividends without the lender's prior consent. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                                CAPITALIZATION


   The following table sets forth as of June 30, 1996 the current portion of long-term debt and capitalized lease obligations and the actual capitalization of the Company and the pro forma, as adjusted, capitalization of the Company which gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock in the Offering (at the initial public offering price of $13.00 per share), and the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be reviewed in conjunction with the Company's historical and pro forma financial statements and related notes appearing elsewhere in this Prospectus.




                                                                              June 30, 1996
                                                                       --------------------------
                                                                                      Pro Forma
                                                                         Actual      As Adjusted
                                                                        ---------   -------------
                                                                             (In thousands)

Current portion of long-term debt and capitalized lease obligations      $   101       $   270
                                                                        =========   =============
Long-term debt, net of current portion (1):
     Revolving credit agreement  ....................................    $ 7,118       $   323
     Capitalized lease obligations  .................................        238           387
     Convertible note payable  ......................................         --         1,000
                                                                        ---------   -------------
          Total long-term debt and capitalized lease obligations  ...      7,356         1,710
Shareholders' equity:
     Preferred Stock, no par value, 5,000,000 shares authorized; no
        shares issued or outstanding ................................         --            --
     Common Stock, no par value, 25,000,000 shares authorized;
        4,213,447 shares issued and outstanding, actual, 6,713,447
        shares issued and outstanding, pro forma as adjusted (2) ....        537        29,081
     Unexercised warrant (3)  .......................................        177           177
     Unrealized gains on securities  ................................         48            48
     Retained earnings (4)  .........................................      2,388             0
                                                                        ---------   -------------
          Total shareholders' equity  ...............................      3,150        29,306
                                                                        ---------   -------------
          Total capitalization  .....................................    $10,506       $31,016
                                                                        =========   =============


------
(1) See Notes 7, 9 and 13 of Notes to Financial Statements for a description of the terms of the Company's debt.


(2) Excludes: (i) an aggregate of 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 240,591 shares of Common Stock reserved for issuance upon the exercise of warrants granted or to be granted to Mellon Bank, N.A.; and (iii) 76,923 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at a conversion price of $13.00 per share). See "Acquisition History," "Management -- Stock Option Plans" and "Description of Capital Stock -- Warrants and Convertible Note."


(3) Reflects a warrant to purchase 175,531 shares of Common Stock at a nominal exercise price issued by the Company to Mellon Bank, N.A. in July 1995.

(4) Pro forma as adjusted retained earnings are reduced for the estimated S Corporation Distributions of $3.0 million but are partially offset by the establishment of a deferred tax asset of $81,000, assuming the Company converted from an S Corporation at June 30, 1996. S Corporation Distributions in excess of retained earnings at June 30, 1996 are deducted from Common Stock.

                                   DILUTION


   At June 30, 1996, the net tangible book value of the Company was approximately $(3.4) million, or $(0.80) per share of Common Stock. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. The pro forma net tangible book value, after giving effect to the MAB acquisition and the S Corporation Distributions but without giving effect to the Offering would have been $(14.3) million, or $(3.40) per share. After giving further effect to the sale by the Company of 2,500,000 shares of Common Stock in the Offering (at the initial public offering price of $13.00 per share) and the application of the estimated net proceeds therefrom after deducting underwriting discounts and offering expenses payable by the Company, the pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $14.7 million, or $2.19 per share of Common Stock. This represents an immediate increase in the pro forma net tangible book value of $5.59 per share of Common Stock to existing shareholders and an immediate dilution in pro forma net tangible book value of $10.81 per share of Common Stock to new investors. The following table illustrates this dilution on a per share basis:





 Assumed initial public offering price per share  ........................                $13.00
     Net tangible book value per share at June 30, 1996  .................    $(0.80)
     Pro forma adjustments for MAB acquisition and S Corporation
        Distributions ....................................................     (2.60)
                                                                             ---------
     Pro forma net tangible book value per share before the Offering  ....     (3.40)
     Increase per share attributable to new investors  ...................      5.59
                                                                             ---------
Pro forma net tangible book value per share, as adjusted for the Offering                   2.19
                                                                                         --------
Dilution per share to new investors  .....................................                $10.81
                                                                                         ========


   The following table sets forth, as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing shareholders and by the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting estimated underwriting discounts and offering expenses payable by the Company):

                           Shares Purchased (1)        Total Consideration
                         ------------------------   --------------------------
                                                                                  Average Price
                            Number       Percent        Amount       Percent        Per Share
                          -----------   ---------    -------------   ---------   ---------------

Existing shareholders      4,213,447       62.8%     $   537,326        1.6%         $ 0.13
New investors  ........    2,500,000       37.2       32,500,000       98.4           13.00
                          -----------   ---------    -------------   ---------
  Total  ..............    6,713,447      100.0%     $33,037,326      100.0%
                          ===========   =========    =============   =========

------
(1) Excludes: (i) an aggregate of 464,390 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 175,531 shares of Common Stock reserved for issuance to Mellon Bank, N.A. at a nominal exercise price and 65,060 shares reserved for issuance pursuant to warrants granted or to be granted with an exercise price equal to the initial public offering price; and (iii) 76,923 shares of Common Stock reserved for issuance upon the conversion of the Company's $1.0 million Convertible Note (at a conversion price of $13.00 per share).
    See "Acquisition History," "Management -- Stock Option Plans" and "Description of Capital Stock -- Warrants and Convertible Note."

                    SELECTED FINANCIAL AND OPERATING DATA


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   The selected financial and operating data of the Company for each of the five years in the period ended December 31, 1995 are derived from the financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial and operating data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from the unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year. The following data should be read in conjunction with the Company's actual and pro forma consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                    Years Ended December 31,
                         ---------------------------------------------------------------------------------------
                             1991          1992           1993          1994               1995
                          -----------   -----------    -----------   -----------  ------------------------------
                                                                                                      Pro
                                                                                      Actual       Forma(1)(2)
                                                                                     -------      -------------


Statement of Income Data:
   Revenue ............   $  3,792      $  5,822       $  7,445      $  8,578       $ 12,733       $   34,509
   Operating costs and
     expenses:
     Payroll and related
        expenses ......      1,892         3,058          4,123         4,558          6,797           16,412
     Selling, general
        and
        administrative
        expenses ......      1,457         2,013          2,391         2,674          4,042           12,531
     Depreciation and
        amortization
        expense .......         40            95            141           215            348            1,529
                          -----------   -----------    -----------   -----------   --------------   ------------
   Income from
     operations  ......        403           656            790         1,131          1,546            4,037
   Other income (expense)       (1)           15             11           (45)          (180)            (212)
                          -----------   -----------    -----------   -----------   --------------   ------------
   Income before income
     taxes  ...........        402           671            801         1,086          1,366            3,825
   Pro forma provision for
     income taxes (4) .        160           268            320           434            546            1,659
                          -----------   -----------    -----------   -----------   --------------   ------------
   Pro forma net income(4) $    242     $    403       $    481      $    652        $   820        $   2,166
                          ===========   ===========    ===========   ===========   ==============   ============
   Pro forma net income per
     share  ...........                                                              $  0.17(5)     $    0.36
                                                                                   ==============   ============
   Pro forma weighted
     average shares
     outstanding  .....                                                            4,728,906(5)     6,082,091
                                                                                   ==============   ============
Operating Data:
   Total value of accounts
     referred  ........   $178,529      $150,707       $199,108      $281,387   $    431,927       $1,134,000
   Average fee ........       14.4%         16.9%          20.2%         22.5%          22.4%          N/A






                                    Six Months Ended June 30,
                           --------------------------------------------
                               1995                   1996
                           -----------  ------------------------------
                                                            Pro
                                           Actual        Forma(2)(3)
                                           ------        -----------

Statement of Income Data:
   Revenue ............     $  5,546   $     12,543       $   19,319
   Operating costs and
     expenses:
     Payroll and related
        expenses ......        2,956          5,954            9,479
     Selling, general
        and
        administrative
        expenses ......        1,745          4,095            6,516
     Depreciation and
        amortization
        expense .......          116            423              833
                           -----------   --------------   ------------
   Income from
     operations  ......          729          2,071            2,491
   Other income (expense)        (73)         (310)              (19)
                           -----------   --------------   ------------
   Income before income
     taxes  ...........          656          1,761            2,472
   Pro forma provision for
     income taxes (4) .          262            704            1,053
                          ----------     ----------       ----------
   Pro forma net income(4) $     394       $  1,057       $    1,419
                          ==========     ==========       ==========
   Pro forma net income
     per share  ...........                $   0.22(5)     $    0.23
                                         =========        ==========
   Pro forma weighted
     average shares
     outstanding  .....                  4,733,549(5)      6,086,734
                                         ==========       ==========
Operating Data:
   Total value of accounts
     referred  ........    $ $180,783   $  373,499       $   664,905
   Average fee ........          21.7%        24.0%            24.3%







                                                            December 31,                           June 30, 1996
                                          ------------------------------------------------  --------------------------
                                                                                                           Pro Forma
                                           1991      1992       1993      1994      1995      Actual    As Adjusted(6)
                                          -------   -------    -------   -------   -------   --------    --------------


Balance Sheet Data:
   Cash and cash equivalents ..........   $  355    $  421     $  562    $  526    $  805    $   990        $11,840
   Working capital ....................      179       362        445       473       812      2,458         13,925
   Total assets .......................    1,162     1,794      1,990     3,359     6,644     12,565         34,104
   Long-term debt, net of current
     portion ..........................      108       144         59       732     2,593      7,356          1,710
   Shareholders' equity ...............      403       686        876     1,423     2,051      3,151         29,306




(1) Assumes that the acquisitions of MAB, TCD and Eastern occurred on January 1, 1995.


(2) Gives effect to: (i) the reduction of certain redundant operating costs and expenses that were immediately identifiable at the time of the acquisitions; (ii) the elimination of interest expense associated with acquisition related debt assumed to be repaid with offering proceeds; and
    (iii) the issuance of 1,583,954 shares of Common Stock (at the initial public offering price of $13.00 per share) which, net of estimated underwriting commissions and offering expenses payable by the Company, would be sufficient to repay acquisition related debt of $15.0 million and to fund the distribution of undistributed S Corporation earnings through the Termination Date (estimated at $3.0 million) to existing shareholders of the Company. See Pro Forma Consolidated Financial Statements.


(3) Assumes that the acquisition of MAB occurred on January 1, 1995.

(4) Prior to the Termination Date, the Company operated as an S Corporation for income tax purposes and accordingly was not subject to federal or state income taxes prior to such date. Accordingly, the historical financial statements do not include a provision for federal and state income taxes for such periods. Pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes for all periods presented. See Note 12 of Notes to Pro Forma Consolidated Financial Statements.


(5) Assumes that the Company issued 230,769 shares of Common Stock (at the initial public offering price of $13.00 per share) to fund the distribution of undistributed S Corporation earnings (estimated at $3.0 million) through the Termination Date to existing shareholders of the Company.

(6) Gives effect to: (i) the MAB acquisition and (ii) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at the initial public offering price of $13.00 per share) and the application of the net proceeds therefrom as set forth in "Use of Proceeds."

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   NCO is a leading provider of accounts receivable management and other related services such as customer service call centers, telemarketing, telephone-based auditing and other outsourced administrative services. In 1995, accounts receivable management services comprised more than 95% of the Company's revenue; however, the Company expects other related services to represent a greater portion of its business in the future. As a result of rapid internal growth and selected strategic acquisitions, the Company's revenue has grown from $7.4 million in 1993 to $34.5 million in 1995 on a pro forma basis, giving effect to the Eastern, TCD and MAB acquisitions. Currently, NCO operates eight call centers with 689 workstations in Pennsylvania, New York, Maryland, Ohio, Kansas and Colorado.


   The Company has historically generated substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Contingency fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients, but can range from 6% for the management of accounts placed early in the recovery cycle to 50% for accounts which have been serviced extensively by the client or by other third-party providers. In addition, the Company generates revenue from fixed fees for certain accounts receivable management and other related services. Revenue is earned and recognized upon collection of the accounts receivable for contingency fees and as work is performed for fixed fee services. Although its average accounts receivable management fee has increased from 20.2% in 1993 to 24.0% for the six months ended June 30, 1996, the Company expects to remain among the low cost providers of accounts receivable management services; accordingly, the Company does not expect its average contingency fee to increase materially in the future. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminishes over time.


   The Company's costs consist principally of payroll and related costs, selling, general and administrative costs, and depreciation and amortization. Payroll costs and related expenses consist of wages and salaries, commissions, bonuses and benefits for all employees of the Company, including management and administrative personnel. As the Company has grown, payroll costs as a percentage of revenue have gradually declined. Selling, general and administrative expenses, which include postage, telephone and mailing costs, and other costs of collections as well as expenses which directly support the operations of the business including facilities costs, equipment maintenance, sales and marketing, data processing, professional fees and other management costs, have remained relatively constant as a percentage of revenue since 1993.


   Since 1994, the Company has made four acquisitions which have had a significant impact on the Company's financial condition and results of operations. With the BRM, Eastern, TCD and MAB acquisitions, the Company has:
(i) increased its penetration of the utilities, healthcare, financial services and telecommunications markets; (ii) established a presence in the education and insurance markets; (iii) increased its base of national clients; and (iv) expanded NCO's geographic presence by adding six offices in six states. Pro forma revenues from these four acquired businesses accounted for approximately 69.5% of the Company's pro forma revenue in 1995. With this rapid increase in revenues, the Company has been able to achieve significant economies of scale by eliminating certain redundant expenses, reducing the workforce of the acquired companies, and in the case of BRM and TCD, closing two offices. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions.


   To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition. In pursuing acquisitions, the Company typically seeks to serve new geographic markets or industries, expand its presence in its existing markets or add complementary services. Upon completion of an acquisition, the Company immediately focuses on achieving operating efficiencies by eliminating redundant expenses and reducing certain other expenses to levels consistent with the Company's current operating results. Included elsewhere in this prospectus are Pro Forma Consolidated Financial Statements which show the effect of the Eastern, TCD and MAB acquisitions as if the results of each acquired company had been included in the Company's statement of income throughout the year ended December 31, 1995 and the six months ended June 30, 1996 and for balance sheet purposes at June 30, 1996.

   For the periods shown, the Company had been treated for federal and state income tax purposes as an S Corporation. As a result, the Company's shareholders, rather than the Company, were taxed directly on the earnings of the Company for federal and certain state income tax purposes. The Company terminated its status as an S Corporation effective September 3, 1996 and is now subject to federal and state income taxes at applicable C Corporation rates. Accordingly, the pro forma provision for income taxes assumes that the Company was subject to federal and state income taxes for all prior periods.

RESULTS OF OPERATIONS

   The following tables set forth income statement data on an historical and pro forma basis as a percentage of revenue:



                                           Years Ended December 31,              Six Months Ended June 30,
                                  ------------------------------------------  -------------------------------
                                    1993       1994             1995             1995            1996
                                  --------   --------   --------------------   --------  --------------------
                                                                      Pro                               Pro
                                                         Actual      Forma                 Actual      Forma
                                                         --------   --------              --------    --------
Revenue  ......................    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%
Operating costs and expenses:
     Payroll and related expenses   55.4       53.1        53.4       47.6       53.3       47.5        49.1
     Selling, general and
        administrative expenses .   32.1       31.2        31.7       36.3       31.5       32.6        33.7
     Depreciation and
        amortization expense ..      1.9        2.5         2.7        4.4        2.1        3.4         4.3
                                  --------   --------    --------   --------   --------   --------    --------
          Total  ..............     89.4       86.8        87.8       88.3       86.9       83.5        87.1
                                  --------   --------    --------   --------   --------   --------    --------
Income from operations  .......     10.6       13.2        12.2       11.7       13.1       16.5        12.9
Other income (expense)  .......      0.1       (0.5)       (1.4)      (0.6)      (1.3)      (2.5)       (0.1)
                                  --------   --------    --------   --------   --------   --------    --------
Income before income taxes  ...     10.7       12.7        10.8       11.1       11.8       14.0        12.8
Pro forma provision for income
   taxes ......................      4.3        5.1         4.3        4.8        4.7        5.6         5.5
                                  --------   --------    --------   --------   --------   --------    --------
Pro forma net income  .........      6.4%       7.6%        6.5%       6.3%       7.1%       8.4%        7.3%
                                  ========   ========    ========   ========   ========   ========    ========


PRO FORMA COMPARED TO ACTUAL RESULTS OF OPERATIONS

   Pro forma operating data for the year ended December 31, 1995 and the six months ended June 30, 1996 assume that the MAB, TCD and Eastern acquisitions were consummated at the beginning of the respective periods. Pro forma adjustments have been made to reflect the elimination of certain expenses that were immediately identifiable at the time of the acquisitions, including the immediate elimination of certain redundant collection and administrative personnel. See "Acquisition History -- Financial Impact of Acquisitions" and "Notes to Pro Forma Consolidated Financial Statements." In each of the acquisitions, the Company acquired businesses with higher cost structures than the Company. In the months following the acquisitions of TCD, Eastern and BRM, the Company leveraged its infrastructure to realize additional operating efficiencies in order to bring the cost structure of acquired companies in line with NCO's current operating results. These other cost savings include: (i) further reductions in payroll and related expenses relating primarily to redundant collections and administrative personnel,
(ii) further reduction in rent and other facilities costs, and (iii) reduction in certain expenses such as telephone, mailing and data processing. Management believes it will realize similar cost savings from the MAB acquisition, although no assurances can be given that such cost savings will be realized. Due to the higher cost structures of the acquired businesses and the fact that all expected expense savings are not reflected in pro forma adjustments, certain pro forma operating percentages compare unfavorably to actual operating percentages for the periods under consideration.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

   Revenue. Revenue increased $7.0 million or 126.1% to $12.5 million for the six-month period ended June 30, 1996 from $5.5 million for the comparable period in 1995. Of this increase, $3.7 million was attributable to the TCD acquisition completed in January 1996, and $1.0 million was attributable to the Eastern acquisition completed in August 1995. Additionally, $973,000 of the increase was due to a full six months of revenue in 1996 from a contract awarded to the Company by a government agency in April 1995. Revenue from other related services, which became an area of focus in 1996, increased $586,000 to $682,000 for the six months ended June 30, 1996 from $96,000 for the comparable period in 1995. The balance of the revenue increase was attributable to the addition of new clients and a growth in business from existing clients.

   Payroll and related expenses. Payroll and related expenses increased $3.0 million to $6.0 million for the six months ended June 30, 1996 from $3.0 million for the comparable period in 1995, but decreased as a percentage of revenue to 47.5% from 53.3%. The decrease in payroll and related expenses as a percentage of revenue was primarily the result of spreading the relatively fixed costs of management and administrative personnel over a larger revenue base, as well as eliminating redundant administrative staff following the TCD and Eastern acquisitions.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.4 million to $4.1 million for the six months ended June 30, 1996, from $1.7 million for the comparable period in 1995, and also increased as a percentage of revenue to 32.6% from 31.5%. A large percentage of the increase was due to the increased costs associated with litigation management services performed by the Company on behalf of its clients in states where the laws are more conducive to the utilization of the legal process for the recovery of delinquent accounts. In addition, the Company experienced increased costs as a result of a change in business mix which required the increased use of national databases and credit reporting services. These increases were offset in part by operating efficiencies resulting from the TCD acquisition.

   Depreciation and amortization. Depreciation and amortization increased to $423,000 for the six months ended June 30, 1996 from $116,000 for the comparable period in 1995. Of this increase, $233,000 was a result of the TCD and Eastern acquisitions. The remaining $74,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the ordinary course of business.

   Other income (expense). Interest expense increased $309,000 for the six months ended June 30, 1996 from the comparable period in 1995, primarily due to increased borrowings associated with the acquisitions of TCD and Eastern. Other income (expense) for the six months ended June 30, 1995, also included a loss from the disposal of assets of $49,000.


   Net income. Net income pro forma for taxes increased to $1.1 million for the six months ended June 30, 1996 from $394,000 for the comparable period in 1995, a 168% increase. Net income pro forma for taxes includes a provision for federal and state income taxes at an assumed rate of 40% for the six months ended June 30, 1996 and 1995.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   Revenue. Revenue increased $4.2 million or 48.4% to $12.7 million in 1995 from $8.6 million in 1994. In 1995, the Company initiated a marketing program targeted at larger, national accounts. As a result, the Company experienced 38% internal growth from the addition of new clients and growth in business from existing clients. This growth includes approximately $1.3 million from a contract with a governmental agency awarded in April 1995. In addition to strong internal growth, approximately $808,000 of the increase in revenue was attributable to the Eastern acquisition, and $437,000 was attributable to a full year of operations of BRM in 1995 versus eight months in 1994. This was partially offset by a decrease in revenue from outsourcing projects to $259,000 in 1995 from $357,000 in 1994. Approximately $300,000 of revenue from outsourcing projects in 1994 was from a one-time project completed in the first quarter of 1994.

   Payroll and related expenses. Payroll and related expenses increased $2.2 million to $6.8 million in 1995 from $4.6 million in 1994, and increased slightly as a percentage of revenue to 53.4% from 53.1%. During the fourth quarter of 1995, the Company hired a Vice President of Collection, as well as 20 additional telephone representatives necessary for two outsourcing projects which did not generate revenue until the first quarter of 1996. In addition, the one-time outsourcing project completed during the first quarter of 1994 had lower payroll and related expenses as a percentage of revenue. The increases in personnel were partially offset by spreading the relatively fixed costs of the Company's management and administrative personnel over a larger revenue base, as well as the elimination of redundant administrative staff related to the Eastern acquisition.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.3 million to $4.0 million in 1995, from $2.7 million in 1994 and increased as a percentage of revenue to 31.7% from 31.2%. These increases were primarily due to higher data processing and facilities costs in anticipation of growth and to allow for the rapid assimilation of the TCD acquisition in the first quarter of 1996 without having to purchase short-term administrative services from the parent company of TCD during the post-acquisition transition.

   Depreciation and amortization. Depreciation and amortization increased to $348,000 in 1995 from $215,000 in 1994. Of this increase, $90,000 was attributable to the Eastern and BRM acquisitions. The remaining $43,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the ordinary course of business.

   Other income (expense). Interest expense increased to $180,000 in 1995 from $72,000, primarily due to increased borrowings associated with the Eastern and BRM acquisitions. The Company recorded a $49,000 loss from the disposal of assets in 1995.


   Net income. Net income pro forma for taxes increased to $820,000 for the year ended December 31, 1995 from $652,000 in 1994, representing a 25.7% increase. Net income pro forma for taxes includes a provision for federal and state income taxes at an assumed rate of 40% for the years ended December 31, 1995 and 1994.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

   Revenue. Revenue increased $1.2 million or 15.2% to $8.6 million in 1994 from $7.4 million in 1993. Of this increase, $959,000 was attributable to the BRM acquisition completed in April 1994. The remainder of the increase was due to the addition of new clients and from growth in business from existing clients, partially offset by a reduction resulting from the completion of the one-time client project in February 1994.

   Payroll and related expenses. Payroll and related expenses increased $436,000 to $4.6 million in 1994 from $4.1 million in 1993, but as a percentage of revenue, decreased to 53.1% from 55.4%. Payroll and related expenses as a percentage of revenue were lower in 1994 primarily as a result of spreading the relatively fixed costs of the Company's management and administrative personnel over a larger revenue base, as well as the elimination of duplicative administrative staff related to the BRM acquisition.

   Selling, general and administrative expenses. Selling, general and administrative expenses increased $283,000 to $2.7 million in 1994, from $2.4 million in 1993. As a percentage of revenue, selling, general and administrative expenses decreased to 31.2% from 32.1%. During 1993, the Company performed services under a one-time contract which had a lower cost structure than the Company's core business; however, in 1994, the Company was able to achieve economies of scale by spreading its fixed costs over a larger revenue base. The Company also closed an office and eliminated duplicative costs in connection with the BRM acquisition.

   Depreciation and amortization. Depreciation and amortization increased to $215,000 in 1994 from $141,000 in 1993. Of this increase, $61,000 was the result of the BRM acquisition. The remaining $13,000 consisted of depreciation resulting from capital expenditures incurred in the ordinary course of business.

   Other income (expense). Interest expense increased to $72,000 in 1994 from $14,000 in 1993, primarily due to increased borrowings associated with the BRM acquisition.


   Net income. Net income pro forma for taxes increased to $652,000 for the year ended December 31, 1994 from $481,000 in 1993, representing a 35.6% increase. Net income pro forma for taxes includes a provision for federal and state income taxes at an assumed rate of 40% for the years ended December 31, 1994 and 1993.


QUARTERLY RESULTS

   The following table sets forth selected actual historical financial data for the calendar quarters of 1994 and 1995, and for the first two calendar quarters of 1996. This quarterly information is unaudited but has been prepared on a basis consistent with the Company's audited financial statements presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                 Quarter Ended
                 --------------------------------------------------------------------------------------------------------------
                                    1994                                         1995                              1996
                 -------------------------------------------   ------------------------------------------  --------------------
                   Mar.        Jun.       Sept.      Dec.        Mar.       Jun.       Sept.      Dec.        Mar.       Jun.
                    31          30         30         31          31         30         30         31          31         30
                 ---------   --------    --------   --------   --------   --------    --------   --------   --------   --------
                                                             (dollars in thousands)
Revenue  .....    $2,087      $2,147     $2,188     $2,156      $2,544     $3,002     $3,480     $3,707      $6,044     $6,499
Income from
  operations .       431         173        280        247         244        485        496        320         915      1,156
Net income  ..       436         160        262        228         227        429        460        250         760      1,001



                                                                 Quarter Ended
                 -------------------------------------------------------------------------------------------------------------
                                    1994                                        1995                              1996
                 ------------------------------------------   ------------------------------------------  --------------------
                   Mar.       Jun.       Sept.      Dec.        Mar.       Jun.       Sept.      Dec.        Mar.       Jun.
                    31         30         30         31          31         30         30         31          31         30
                 --------   --------    --------   --------   --------   --------    --------   --------   --------   --------
                                                         (as a percentage of revenue)
Revenue  .....    100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Income from
  operations .     20.7        8.0        12.8       11.5        9.6       16.2        14.3        8.6       15.1       17.8
Net income  ..     20.9        7.4        12.0       10.6        8.9       14.3        13.2        6.7       12.6       15.4


   In the past, the Company has experienced quarterly fluctuations in operating expenses. Due to the low revenue base of the Company at the time these costs were incurred, the impact of these fluctuations was more significant than if they had occurred at the Company's current revenue base. For instance, the fourth quarter of 1995 included additional costs primarily due to increases in data processing and facilities costs in anticipation of growth and to allow for the rapid assimilation of the TCD acquisition. The second quarter of 1994 included $94,000 of moving and acquisition costs related to the BRM acquisition. The first quarter of 1994 included $300,000 of revenue related to the completion of a project which had a lower than normal cost structure.

   The Company could experience quarterly variations in revenue and operating income as a result of many factors, including the timing of clients' referrals of accounts, the timing of acquisitions that may be effected in the future, the timing of the hiring of personnel, the timing of additional selling, general and administrative expenses incurred to support new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for the quarter. While the effects of seasonality of NCO's business have historically been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarter of the year due to the summer and the holiday seasons.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary sources of cash have historically been cash flow from operations and bank borrowings. Cash has been used for acquisitions of accounts receivable management companies and distributions to shareholders, and for purchases of equipment and working capital to support the Company's growth.

   Cash provided by operating activities was $1.7 million, $2.0 million, $1.1 million, and $980,000 for the six months ended June 30, 1996, and for the years 1995, 1994, and 1993, respectively. The increases in each period were due to increases in net income before non-cash charges which were partially offset by cash used for working capital during the six months ended June 30, 1996 and the calendar year 1994; and partially increased by decreases in working capital for the years 1993 and 1995.

   Cash used in investing activities was $5.3 million, $2.0 million, $1.1 million, and $135,000 for the six months ended June 30, 1996 and for the years 1995, 1994, and 1993, respectively. In April 1994 the Company purchased certain assets of BRM for consideration consisting in part of $1.0 million in cash and the issuance of a $127,000 promissory note. In August 1995, the Company purchased certain assets of Eastern for $1.6 million in cash and the assumption of a non-interest bearing note payable of $252,000 and certain other accounts payable in the amount of $209,000. In January 1996, the Company purchased all the assets of TCD for $4.8 million in cash. In September 1996, the Company purchased all the outstanding stock of MAB for $8.0 million in cash and the issuance of a $1.0 million, five-year convertible note to the principal shareholder of MAB. The note is convertible into the Common Stock of the Company at the initial public offering price and bears interest payable monthly at a rate of 8.0% per annum. The Company financed the cash portion of these acquisitions with bank borrowings. These acquisitions collectively resulted in goodwill estimated at $14.5 million, which is being amortized at approximately $749,000 per year. See "Acquisition History."

   Cash provided by financing activities was $3.8 million and $280,000 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. Cash used in financing activities was $35,000 and $704,000 in 1994 and 1993, respectively. Bank borrowings have been the Company's primary source of cash from financing activities and have been used for distributions to shareholders and for acquisitions of accounts receivable management companies. The Company borrowed from its bank $4.5 million, $2.4 million and $1.0 million for the six months ended June 30, 1996 and the years 1995 and 1994, respectively. Distributions to shareholders were $752,000, $1.1 million, $813,000 and $658,000 for the six months ended June 30, 1996 and the years 1995, 1994, and 1993, respectively. The Company expects to distribute previously undistributed S Corporation earnings through the Termination Date (which are expected to be approximately $3.0 million) using a portion of the net proceeds of the Offering. See "Use of Proceeds" and "Dividend Policy and Prior S Corporation Status."


   In July 1995 the Company entered into a revolving credit agreement with Mellon Bank, N.A. which provided for borrowings up to $7.0 million at an interest rate equal to prime plus 1.375%, which was recently increased to $15.0 million, to be utilized for working capital and strategic acquisitions. The current outstanding principal balance under the revolving credit line is $15.0 million. The revolving credit line is collateralized by substantially all the assets of the Company and includes certain financial covenants such as maintaining minimum working capital and net worth requirements and includes restrictions on capital expenditures and distributions to shareholders. The Company has received a commitment letter from its bank to increase the revolving credit facility to $25.0 million and decrease the rate of interest to 2.5% above LIBOR upon completion of the Offering provided that the Company receives minimum net proceeds of $24.0 million from the Offering.


   In connection with entering into the original revolving credit agreement, the Company recorded deferred charges of approximately $135,000 relating primarily to bank and legal fees. The Company also issued a warrant to the bank exercisable for an aggregate of 175,531 shares of the Company's Common Stock. The warrant expires on July 31, 2005 and is exercisable for nominal consideration. The warrant has been capitalized on the balance sheet as deferred charges and is being amortized over the four-year life of the credit facility. In connection with the expansion of the line of credit in September 1996, the Company recorded deferred charges of $120,000 primarily relating to bank charges and legal fees. In addition, the Company issued an additional warrant to the bank for 46,560 shares of Common Stock. The Company also has agreed to grant an additional warrant to purchase 18,500 shares of Common
Stock at an exercise price equal to the initial public offering price in consideration for the commitment to increase the revolving credit facility. All of the warrants are exercisable at any time after the consummation of the Offering.


   In addition to equipment financed under operating leases, capital expenditures were $78,000, $298,000 and $426,000 in 1994, 1995 and the first six months of 1996, respectively. In addition to equipment anticipated to be financed under operating leases, the Company anticipates that capital expenditures will be approximately $1,250,000 and $1,750,000 for 1996 and 1997, respectively, none of which is pursuant to a firm commitment.


   The Company believes that funds generated from operations, together with existing cash, the net proceeds from the Offering and available borrowings under its revolving credit line will be sufficient to finance its current operations and planned capital expenditure requirements and internal growth at least through 1997. In addition, the Company believes it will have sufficient funds to make selected acquisitions. However, the Company could require additional debt or equity financing if it were to make any significant acquisitions for cash. The Company has no current commitments or agreements with respect to any acquisitions.

   The Company will account for corporate income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109). On the Termination Date and upon application of SFAS No. 109, a net deferred tax asset of $81,000, representing cumulative temporary differences, was recorded in the financial statements.

RECENTLY ISSUED ACCOUNTING STANDARD

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock-Based Compensation," which was adopted by the Company January 1, 1996. SFAS 123 affords two acceptable methods to account for stock-based compensation. Companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting. The accounting requirements of the new method are effective for all employee awards granted after the beginning of the year of adoption. The Company has elected the disclosure alternative allowed under SFAS 123 and has not recorded expense pursuant to the fair value method. Adoption of the new standard will have no effect on the Company's cash flows.

                                   BUSINESS



   NCO is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company develops and implements customized accounts receivable management solutions for clients' delinquent and current accounts. From eight call centers located in six states, the Company employs advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through efficient utilization of its technology and intensive management of human resources, the Company has achieved rapid growth in recent years. Since April 1994, the Company has made four acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including telemarketing, customer service call centers and other outsourced administrative services. The Company believes that it is currently among the 20 largest accounts receivable management companies in the United States.

   The Company provides its services principally to educational organizations, financial institutions, healthcare organizations, telecommunications companies, utilities and government entities. In 1995, the Company provided services to such companies as Bell Atlantic Corporation, City of Philadelphia Water Revenue Bureau, First Union Corporation, George Washington University Hospital, NationsBank and the University of Pennsylvania. The Company is paid on a contingency or fixed fee basis and seeks to develop long-term relationships with its clients.


INDUSTRY BACKGROUND

   Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many large corporations are recognizing the advantages of outsourcing accounts receivable management. This trend is being driven by a number of industry-specific factors. First, the complexity of accounts receivable management functions in certain industries has increased dramatically in recent years. For example, with the increasing popularity of HMOs and PPOs, healthcare institutions now face the challenge of billing not only large insurance companies but also individuals who are required to pay small, one-time co-payments. Second, changing regulations and increased competition in certain industries such as utilities and telecommunications have created new outsourcing opportunities. Third, the ability to implement cost-effective specialized accounts receivable management, customer support and telemarketing programs has improved dramatically in recent years with the development of sophisticated call and information systems. These programs require substantial capital investment, technical capabilities, human resource commitments and extensive management supervision.

   The emphasis on cost-effective outsourcing solutions, the increasing sophistication of call center technology and the efficacy of third-party intervention in the recovery process has resulted in the steady growth of the accounts receivable management industry. Based on studies published by the ACA, an industry trade group, it is estimated that receivables referred to third parties for management and recovery in the United States increased from approximately $43.7 billion in 1990 to approximately $79.0 billion in 1994. The leading market segments within the overall accounts receivable management market are healthcare organizations, financial institutions and utilities which represented approximately 43%, 15% and 12%, respectively, or an aggregate of 70%, of total industry referrals in 1994.


   The accounts receivable management industry is highly fragmented. Based on information obtained from the ACA, there are currently approximately 6,300 accounts receivable management companies in operation, the majority of which are small local businesses. The Company believes that many small accounts receivable management companies have insufficient capital to expand and invest in call center technology and sophisticated workstations and are unable to adequately meet the standards demanded by businesses seeking to outsource their accounts receivable recovery function. In addition, there are a limited number of options for owners of such businesses to obtain liquidity or to sell their businesses. As a result, the Company believes that the industry will experience consolidation in the future and that strategic acquisition opportunities will continue to become available.


BUSINESS STRATEGY

   The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other related teleservices to companies with substantial outsourcing needs. To achieve this goal, the Company's business strategy is based on the following key elements:

   Efficient Utilization of Technology and Management Infrastructure to Improve Productivity. Efficient use of technology and intensive management of human resources enables the Company to provide cost-effective client solutions and perform large scale accounts receivable management programs. The Company has made a substantial investment in its teleservices infrastructure and is committed to utilizing the best available technologies to achieve operational efficiencies. This investment has enabled the Company to rapidly and efficiently integrate the acquisitions it has made. For example, in the TCD acquisition, the Company was able to reduce the workforce of 148 employees by approximately 40% while maintaining the same revenue base. The Company believes that its infrastructure is capable of supporting additional growth internally or through acquisitions without commensurate increases in costs.

   Commitment to Client Service. NCO is committed to providing superior service to its clients. The Company works closely with its clients to identify particular needs, design appropriate recovery strategies and implement customized accounts receivable management programs. The Company maintains a client service department to promptly address client issues, assigns dedicated field service representatives to assist larger clients and offers clients the ability to electronically communicate with the Company and monitor operational activity.


   Seek Low Cost Solutions. The Company seeks to be a low cost provider of accounts receivable management services by centralizing all administrative functions and minimizing overhead at all branch locations. Specifically, the Company has centralized such functions as payment processing, information systems, accounting, sales and marketing and human resources.


   Target Larger Clients. The Company continues to focus on expanding its base of larger clients while at the same time continuing to pursue mid-size prospects that have traditionally comprised the Company's client base. While the Company's traditional clients have provided a stable revenue base, the Company believes that larger clients offer significant cross-selling opportunities as they continue to outsource more of their accounts receivable management, customer support and telemarketing functions. The Company believes that its size and increasing geographic diversity will help it to obtain larger national clients.

GROWTH STRATEGY

   In light of the increasing volume of accounts receivable referred for third party management, the greater emphasis on the outsourcing of non-core competencies by businesses and the fragmented nature of the industry, the Company believes there are significant opportunities to expand its business. The Company's growth strategy includes the following key elements:

   Actively Pursue Strategic Acquisitions. The Company intends to take advantage of the fragmented nature of the accounts receivable management industry, along with opportunities in related industries, by making strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets or industries, expand its presence in its existing vertical markets or add complementary service applications. For example, through the MAB acquisition, management believes that the Company will be able to further its penetration of the education market and expand its presence in the financial services market in the Midwest and Southern regions of the United States. The Company evaluates acquisitions using numerous criteria including size, management strength, service quality, industry focus, diversification of client base, operating characteristics and the ability to integrate the acquired businesses into the Company's operations and eliminate redundant costs.

   Increase Market Penetration. The Company believes that its long-standing reputation as a quality provider of cost-effective accounts receivable management services is one of its most significant competitive advantages and intends to continue to build upon its reputation. The Company continually strives to increase its share of its clients' accounts receivable management business and to obtain new clients that have outsourced or are seeking to outsource these services. In particular, the Company will continue to focus on the education, financial services, healthcare, telecommunications and utilities industries. These industries include many large corporations which rely heavily on third-party providers for a substantial portion of their accounts receivable management needs. In addition, the Company believes there is significant opportunity for growth in certain new market segments, such as the retail credit card and insurance industries, in which it can leverage its accumulated business expertise and call center infrastructure.

   Expand Service Offerings. The Company regularly seeks to leverage its infrastructure by expanding the array of services offered to clients by cross-selling existing services and by developing new value-added services that strengthen its long-term relationship with existing clients. For example, the Company has already begun providing other outsourced administrative services such as customer service call centers, telemarketing, telephone-based auditing and other administrative services outsourcing. Substantially all of these services are presently provided to clients who utilize NCO's accounts receivable management services; however, in the future, the Company plans to market these services to both existing and new clients.

ACCOUNTS RECEIVABLE MANAGEMENT SERVICES


   The Company provides a wide range of accounts receivable management services to its clients utilizing an extensive teleservices infrastructure. Although most of the Company's accounts receivable management services to date have focused on recovery of traditional delinquent accounts (which typically average approximately 169 days past due), the Company does engage in the recovery of current receivables and early stage delinquencies (generally accounts which are 90 days or less past due). The Company generates substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. In addition, the Company generates revenue from fixed fees for certain accounts receivable management and other related services. Contingency fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients, but can range from 6% for the management of accounts placed early in the accounts receivable cycle to 50% for accounts which have been serviced extensively by the client or by third-party providers.


   Recovery activities typically include the following:

   Management Planning. The Company's approach to accounts receivable management for each client is determined by a number of factors including account size and demographics, the client's specific requirements and management's estimate of the collectability of the account. The Company has developed a library of standard processes for accounts receivable management which is based upon its accumulated experience. The Company will integrate these processes with its client's requirements to create a customized recovery solution. In many instances, the approach will evolve and change as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. The Company's standard approach, which may be tailored to the specialized requirements of its clients, defines and controls the steps that will be undertaken by the Company on behalf of the client and the manner in which data will be reported to the client. Through its systemized approach to accounts receivable management, the Company removes most decision making from the recovery staff and ensures uniform, cost-effective performance.

   Once the approach has been defined, the Company electronically or manually transfers pertinent client data into its information system. Once the client's records have been established in the Company's system, the Company commences the recovery process.

   Skip Tracing. In cases where the customer's telephone number or address is unknown, the Company systematically searches the United States Post Office National Change of Address service, consumer data bases, electronic telephone directories, credit agency reports, tax assessor and voter registration records, motor vehicle registrations, military records and other sources. The geographic expansion of banks, credit card companies, national and regional telecommunications companies and managed healthcare providers along with the mobility of consumers has increased the demand for locating the client's customers. Once the Company has located the customer, the notification process can begin.

   Account Notification. The Company initiates the recovery process by forwarding an initial letter which is designed to seek payment of the amount due or open a dialogue with customers who cannot afford to pay at the current time. This letter also serves as an official notification to each customer of their rights as required by the federal Fair Debt Collection Practices Act. The Company continues the recovery process with a series of mail and telephone notifications. Telephone representatives remind the customer of their obligation, inform them that their account has been placed for collection with the Company and begin a dialogue to develop a payment program.

   Credit Reporting. At a client's request, the Company will electronically report delinquent accounts to one or more of the national credit bureaus where it will remain for a period of up to seven years. The denial of future credit often motivates the payment of all past due accounts.

   Litigation Management. When account balances are sufficient, the Company will also coordinate litigation undertaken by a nationwide network of attorneys that the Company utilizes on a routine basis. Typically, account balances must be in excess of $1,000 to warrant litigation and the client is asked to advance legal costs such as filing fees and court costs. Attorneys are generally compensated on a contingency fee basis. The Company's Collection Support staff manages the Company's attorney relationships and facilitates the transfer of all necessary documentation.


   Payment Process. After the Company receives payment from the customer, it either remits the amount received net of its fee to the client or remits the entire amount received to the client and bills the client for its services.

   Activity Reports. Clients are provided with a system-generated set of standardized or customized reports that fully describes all account activity and current status. These reports are typically generated monthly, however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

   Quality Tracking. The Company emphasizes quality control throughout all phases of the accounts receivable management process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large national credit grantors will typically have exacting performance standards which require sophisticated capabilities such as documented complaint tracking and specialized software to track quality metrics to facilitate the comparison of the Company's performance to that of its peers.

OTHER SERVICES

   The Company selectively provides other related services which complement its traditional accounts receivable management business and which leverage its teleservices infrastructure. The Company believes that the following services will provide additional growth opportunities for the Company.

   Telemarketing. The Company provides telemarketing services for clients, including lead generation and qualification and the actual booking of appointments for a client's sales representatives.


   Customer Service Call Center. The Company utilizes its communications and information system infrastructure to supplement or replace the customer service function of its clients. For example, the Company is currently engaged by PECO Energy Company, a regional utility, to function as its customer service department to field and respond to calls concerning new services which the utility is beginning to develop and offer. In this manner, the utility can focus on developing these services without investing the resources to build the in-house infrastructure necessary to respond to customer inquiries.


   Accounts Receivable Outsourcing. The Company complements existing service lines by offering adjunct billing services to clients as an outsourcing option. Additionally, the Company can assist healthcare clients in the billing and management of third party insurance.


   Custom Designed Business Applications. The Company has the ability to provide outsourced administrative and other back-office responsibilities currently conducted by its clients. For example, the Company was recently engaged by United Healthcare, a national health insurer, to assume all administrative operations for its COBRA and individual conversion coverage, including all responsibility for premium billing and payment processing, customer service call center and policy fulfillment. The Company also was engaged by Independence Blue Cross to audit its base of small business employer accounts to determine if individuals insured through these accounts were, in fact, employees.


OPERATIONS

   Technology and Infrastructure. Over the past five years, the Company has made a substantial investment in its call management systems such as predictive dialers, automated call distribution systems, digital switching and customized computer software. As a result, the Company believes it is able to address accounts receivable management activities more reliably and more efficiently than many other accounts receivable management companies. The Company's systems also permit network access to enable clients to electronically communicate with NCO and monitor operational activity on a real-time basis.

   NCO provides its accounts receivable management services through the operation of eight state-of-the-art call centers which are electronically linked through the MFS Datanet ATM Network. The Company utilizes two Unix-based NCR 3455 computers which provide necessary redundancy (either computer can operate the system in the event of the failure of the other) and excess capacity for future growth. The computers are linked via network servers to the Company's 689 workstations which consist of personal computers and terminals that are linked to the microcomputers but do not have separate processors.

   The Company maintains a predictive dialer at each of its Blue Bell, Pennsylvania and Cleveland, Ohio facilities to address its low balance, high volume accounts. These systems scan the Company's database and simultaneously initiate calls on all available telephone lines and determine if a live connection is made. Upon determining that a live connection has been made, the computer immediately switches the call to an available representative and instantaneously displays the associated account record on the representative's workstation. Calls that reach other signals, such as a busy signal, telephone company intercept or no answer, are tagged for statistical analysis and placed in priority recall queues or multiple-pass calling cycles. The system also automates virtually all recordkeeping and follow-up activities including letter and report generation. The Company's automated method of operations dramatically improves the productivity of the Company's collection staff.

   The Company employs an eight person MIS staff led by a Vice President - Chief Information Officer. The Company maintains disaster recovery contingency plans and has implemented procedures to protect the loss of data against power loss, fire and other casualty. The Company has implemented a security system to protect the integrity and confidentiality of its computer system and data and maintains comprehensive business interruption and critical systems insurance on its telecommunications and computer systems.

   Quality Assurance and Client Service. The Company's reputation for quality service is critical to acquiring and retaining clients. Therefore, the Company and its clients monitor the Company's representatives for strict compliance with the clients' specifications and the Company's policies. The Company regularly measures the quality of its services by capturing and reviewing such information as the amount of time spent talking with clients' customers, level of customer complaints and operating performance. In order to provide ongoing improvement to the Company's telephone representatives' performance and to assure compliance with the Company's policies and standards, quality assurance personnel monitor each telephone representative on a frequent basis and provide ongoing training to the representative based on this review. The Company's information systems enable it to provide clients with reports on a real-time basis as to the status of their accounts and clients can choose to network with the Company's computer system to access such information directly.

   The Company maintains a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives will contact accounts on a regular basis in order to establish a close client rapport, determine the client's overall level of satisfaction and identify practical methods of improving the client's satisfaction.

CLIENT RELATIONSHIPS


   The Company's client base currently includes over 5,000 companies in such industries as education, financial services, healthcare, telecommunications and utilities. The Company's 10 largest clients in 1995 accounted for approximately 34.9% of the Company's revenue on a pro forma basis. In 1995, the City of Philadelphia Water Revenue Bureau accounted for 3.9% of total revenue on a pro forma basis and 10.5% on an actual basis. No client other than the City of Philadelphia Water Revenue Bureau accounted for more than 10% of the Company's actual revenue in 1995. For the six months ended June 30, 1996, the Company on a pro forma basis derived 18.7% of its referrals from educational organizations, 36.6% from financial institutions, 16.2% from healthcare organizations, 9.1% from telecommunications companies, 8.0% from utilities and 7.0% from government entities.

   The following table sets forth a list of certain of the Company's key clients:


     Financial Services                   Healthcare                           Education
 --------------------------   -----------------------------------   --------------------------------
First Union Corporation      Reimbursement Technologies, Inc.      Pennsylvania Higher Education
Mellon Bank. N.A.            Medical Center of Delaware             Assistance Agency
NationsBank, N.A.            Franciscan Healthcare                 University of Pennsylvania
The Progressive              George Washington University          Seton Hall University
  Corporation                  Hospital                            Penn State University
United Healthcare            Hutchinson Hospital Corporation       Rutgers University
                                                                   University of Virginia

      Telecommunications                    Utilities                         Government
 ----------------------------   ----------------------------------   -----------------------------
Bell Atlantic Corporation      New York State Electric & Gas        Water Revenue Bureau, City
NYNEX                          National Fuel Gas Distribution        of Philadelphia
ATX Telecommunications          Corporation                         State of New Jersey Motor
Frontier Cellular              PECO Energy Company                    Vehicle Services
                               Boston Edison Company
                               Western Resources Corporation


   The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminish over time. Under the terms of the Company's contracts, clients are not required to place accounts with the Company but do so on a discretionary basis.

SALES AND MARKETING


   The Company utilizes a focused and highly professional direct selling effort in which sales representatives personally cultivate relationships with prospects and existing clients. The Company's sales effort consists of a 23 person direct sales force. Each sales representative is charged with identifying leads, qualifying prospects and closing sales. When appropriate, Company operating personnel will join in the sales effort to provide detailed information and advice regarding the Company's operational capabilities. Sales and operating personnel also work together to take advantage of potential cross-selling opportunities. The Company supplements its direct sales effort with print media and attendance at trade shows.


   Many of the Company's prospective clients issue requests-for-proposals ("RFPs") as part of the contract award process. The Company retains a technical writer for the purpose of preparing detailed, professional responses to RFPs. In addition, the effect of the Company's direct sales force in maintaining contact with the prospective client often allow them to serve in an informal advisory capacity to the prospective client with respect to the requirements of the RFP which the Company believes gives it a competitive edge in responding to the RFP.

PERSONNEL AND TRAINING

   The Company's success in recruiting, hiring and training a large number of employees is critical to its ability to provide high quality accounts receivable management, customer support and teleservices programs to its clients. The Company seeks to hire personnel with previous experience in accounts receivable management or as a telephone representative. NCO generally offers competitive compensation and benefits and offers promotion opportunities within the Company.

   All Company personnel receive a comprehensive training course that consists of a combination of classroom and practical experience. Prior to customer contact, new employees receive one week of training in the Company's operating systems, procedures and telephone techniques and instruction in applicable federal and state regulatory requirements. Company personnel also receive a wide variety of continuing professional education consisting of both classroom and role playing sessions.

   As of June 30, 1996, the Company (including MAB) had a total of 577 full-time employees and 91 part- time employees, of which 547 were telephone representatives. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.

COMPETITION


   The accounts receivable management industry is highly competitive. The Company competes with approximately 6,300 providers, including large national corporations such as First Data Corporation, Payco American Corporation, CRW Financial, Inc. and Union Corporation, and many regional and local firms. Many of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company, in many instances, are performed in-house. Moreover, many larger clients retain multiple accounts receivable management and recovery providers which exposes the Company to continuous competition in order to remain a preferred vendor. The Company believes that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client's requirements, personalized service, sophisticated call and information systems and price. The Company also competes with other firms, such as SITEL Corporation, APAC TeleServices, Inc. and Teletech Holdings, Inc., in providing teleservices.


REGULATION

   The accounts receivable management industry is regulated both at the federal and state level. The federal Fair Debt Collection Practices Act (the "FDCPA") regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The FDCPA establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language or repeated telephone calls made with the intent to abuse or harass. The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. Additionally, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation. Some states require that the Company be licensed as a debt collection company. Management believes that the Company currently holds applicable licenses from all states where required.

   With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing. For example, some states have enacted restrictions similar to the federal TCPA. From time to time, Congress and the states consider legislation that would further regulate the Company's telemarketing operations and the Company cannot predict whether additional legislation will be enacted and, if enacted, what effect it would have on the telemarketing industry and the Company's business.

   Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

   The Company devotes significant and continuous efforts, through training of personnel and monitoring of compliance, to ensure that it is in compliance with all federal and state regulatory requirements. The Company believes that it is in material compliance with all such regulatory requirements.


FACILITIES

   The Company operates eight leased facilities. The chart below summarizes the Company's facilities:

     Location       Approximate
   of Facility     Square Footage                     Function
 ----------------  --------------   -------------------------------------------
Denver, CO              4,800      Processing center
Hutchinson, KS            900      Processing center
Wichita, KS            10,000      Processing center
Beltsville, MD          4,700      Processing center
Buffalo, NY            30,000      Processing center
Cleveland, OH           7,000      Processing center
Blue Bell, PA          36,500      Corporate headquarters and processing center
Philadelphia, PA        5,700      Processing center


   The leases of these facilities expire between 1997 and 2010, and most contain renewal options. The Company believes that these facilities are adequate for its current operations, but additional facilities may be required to support growth. The Company believes that suitable additional or alternative space will be available as needed on commercially reasonable terms. In addition, the Company leases sales offices in Birmingham, Alabama and Canton, Massachussetts.


   The Company leases space in four buildings in Blue Bell, Pennsylvania from three limited partnerships of which the existing shareholders of the Company are limited partners and Michael J. Barrist is the sole shareholder of the corporate general partners, pursuant to leases expiring between 1998 and 2000. See "Management -- Certain Transactions -- Leases."

LEGAL PROCEEDINGS

   The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a materially adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


   The following table sets forth certain information concerning the Company's directors, executive officers, certain key employees and persons who will become directors of the Company following the consummation of the
Offering:



         Name                Age                      Position
 ---------------------      -----       --------------------------------------
Michael J. Barrist  ..       35        Chairman of the Board, President and
                                       Chief Executive Officer
Charles C. Piola, Jr. .      49        Executive Vice President and Director
Bernard R. Miller  ...       49        Senior Vice President, Development and
                                       Director
Steven L. Winokur  ...       37        Vice President, Finance and Chief
                                       Financial Officer
Joseph C. McGowan  ...       43        Vice President, Operations
Stephen Elliott  .....       35        Vice President, Technology and Chief
                                       Information Officer
Steven Leckerman  ....       44        Vice President, Collection Operations
Eric S. Siegel  ......       40        Proposed Director
Allen F. Wise  .......       54        Proposed Director



   Michael J. Barrist has served as Chairman of the Board, President and Chief Executive Officer of NCO since purchasing the Company in 1986. Mr. Barrist was employed by U.S. Healthcare Inc. from 1984 to 1986, most recently as Vice President of Operations, and was employed by Gross & Company, a certified public accounting firm, from 1980 through 1984. Mr. Barrist is a certified public accountant.

   Charles C. Piola, Jr. joined the Company in 1986 as Executive Vice President, Sales and Marketing and has served as a director since that time. Prior to joining NCO, Mr. Piola was the Regional Sales Manager for Trans World Systems from 1983 to 1986 and IC Systems from 1979 to 1981, both accounts receivable management companies.

   Bernard R. Miller joined the Company as Senior Vice President of Development in 1994 when NCO acquired BRM, a Philadelphia-based accounts receivable management company owned principally by Mr. Miller. Mr. Miller became a director in 1996. Prior to joining the Company, Mr. Miller served as President and Chief Executive Officer of BRM since he founded it in 1980.

   Steven L. Winokur joined the Company in December 1995 as Vice President, Finance and Chief Financial Officer. Prior to that, Mr. Winokur acted as a part-time consultant to the Company since 1986. From February 1992 to December 1995, Mr. Winokur was the principal of Winokur & Associates, a certified public accounting firm. From March 1981 to February 1992, Mr. Winokur was a partner with Gross & Company, a certified public accounting firm, where he most recently served as Administrative Partner. Mr. Winokur is a certified public accountant.

   Joseph C. McGowan joined the Company in 1990 as Vice President, Operations. Prior to that, Mr. McGowan was Assistant Manager of the Collections Department at Philadelphia Gas Works, a public utility, since 1975.

   Stephen Elliott joined the Company in May 1996 as Vice President, Technology and Chief Information Officer and provided consulting services to the Company since May 1995. Prior to joining NCO, Mr. Elliott was employed by Electronic Data Systems, a computer services company, since 1986, most recently as Senior Account Manager.

   Steven Leckerman joined the Company in September 1995 as Vice President, Collection Operations. From 1982 to September 1995, Mr. Leckerman was employed by Allied Bond Corporation, a division of Union Corporation, an accounts receivable management company, where he served as manager of dialer and special projects.


   Eric S. Siegel will become a director of the Company after the consummation of the Offering. Mr. Siegel has been president of Siegel Management Company, a management consulting firm, since 1983. Mr. Siegel also is an adjunct faculty member at the Wharton School of the University of Pennsylvania and is co-author of "The Ernst & Young Business Plan Guide."


   Allen F. Wise will become a director of the Company after the consummation of the Offering. Mr. Wise became a director and Chief Executive Officer of Coventry Corporation, a managed care company, in October 1996. Prior thereto, he was Executive Vice President of United Healthcare Corporation since October 1994, President of Wise Health Systems, a healthcare management company, from September 1993 to October 1994, Chief Executive Officer of Keystone Health Plan and Chief Operating Officer of Independence Blue Cross from September 1991 to September 1993 and Vice President of US Healthcare, Inc. from April 1985 to September 1991. Mr. Wise is also a director of Transition Systems Inc.


BOARD OF DIRECTORS

   Within 90 days after completion of this Offering, the Company will expand its Board of Directors from three to five members and will appoint two independent directors to fill the vacancies created by the increase. The Board will be divided into three classes: Class I will consist of Mr. Barrist, whose term will expire at the 1997 annual meeting of shareholders; Class II will consist of Messrs. Miller and Wise, whose terms will expire at the 1998 annual meeting of shareholders; Class III will consist of Messrs. Piola and Siegel, whose terms will expire at the 1999 annual meeting of shareholders. Beginning with the 1997 annual meeting of shareholders, directors whose terms are expiring will be elected by the shareholders to serve for three year terms. The Company will also establish an Audit Committee consisting of Messrs. Siegel and Wise, and a Compensation Committee consisting of Messrs. Barrist, Siegel and Wise.

   Audit Committee. The Audit Committee will make recommendations concerning the engagement of independent public accountants; review with the independent public accountants the plans for and scope of the audit, the audit procedures to be utilized and the results of the audit; approve the professional services provided by the independent public accountants; review the independence of the independent public accountants; and review the adequacy and effectiveness of the Company's internal accounting controls.

   Compensation Committee. The Compensation Committee will make recommendations to the Board of Directors concerning compensation for the Company's executive officers; review general compensation levels for other employees as a group; administer the Company's 1995 Stock Option Plan and 1996 Stock Option Plan; and take such other actions as may be required in connection with the Company's compensation and incentive plans.

DIRECTOR COMPENSATION

   The Company previously has not paid fees to its directors for their services as directors. Upon completion of this Offering, each non-employee director of the Company will receive an annual fee of $5,000 and a fee of $500 for each meeting of the Board or Board committee attended, plus reimbursement of expenses incurred in attending meetings; however, no additional fee will be paid for committee meetings held the same day as Board meetings. Non-employee directors will receive stock options pursuant to the Company's 1996 Non-Employee Director Stock Option Plan and directors who are also employees are eligible to participate in the Company's 1996 Stock Option Plan. See "--Stock Option Plans".

EXECUTIVE COMPENSATION

   Summary Compensation Table. The following table sets forth the compensation earned by the Chief Executive Officer and the three next most highly compensated executive officers of the Company whose aggregate salaries and bonuses exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during 1995.

                          SUMMARY COMPENSATION TABLE

                                                                       Long-Term
                                                                     Compensation
                                            Annual Compensation       Awards (1)
                                         ------------------------    --------------
                                                                      Securities        All Other
           Name and                                                   Underlying       Compensation
      Principal Position          Year      Salary        Bonus       Options (#)          (2)
 -----------------------------   ------   ----------    ----------   --------------   --------------
Michael J. Barrist  ..........    1995     $200,000     $242,641          --             $ 5,993
Chairman of the Board,
President and Chief Executive
Officer

Charles C. Piola, Jr.  .......    1995      200,000      135,714          --              15,835
Executive Vice President and
Director

Bernard R. Miller  ...........    1995      130,000       21,645          --               5,955
Senior Vice President,
Development

Joseph C. McGowan  ...........    1995      100,000       30,000        44,344             5,088
Vice President, Operations

------
(1) The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during 1995.

(2) Consists of premiums for disability policies paid by the Company of $3,493, $13,335, $4,197 and $3,695 and the Company matching contribution under the 401(k) Profit Sharing Plan of $2,500, $2,500, $1,758 and $1,393 for the benefit of Messrs. Barrist, Piola, Miller and McGowan, respectively.


   1995 Option Grants Table. The following table sets forth certain information concerning stock options granted during 1995 to each of the Named Executive Officers.


                            OPTION GRANTS IN 1995

                                                                                                       Potential Realizable
                                                                                                     Value at Assumed Annual
                                                                                                       Rates of Stock Price
                                                                                                         Appreciation For
                                                       Individual Grants                                 Option Term (1)
                              --------------------------------------------------------------------  -------------------------
                                Number of         Percent of
                                Securities       Total Options
                                Underlying        Granted to          Exercise
                                 Options         Employees In        Price Per       Expiration
            Name                 Granted          Fiscal Year          Share            Date             5%           10%
 --------------------------   --------------   -----------------    -------------   --------------   ----------   -----------

Michael J. Barrist  .......         --                --                 --              --              --           --
Charles C. Piola, Jr.  ....         --                --                 --              --              --           --
Bernard R. Miller  ........         --                --                 --              --              --           --
Joseph C. McGowan  ........     44,344 (2)           33.3%             $2.73           6/1/05         $76,133      $192,937



------
(1) Represents the difference between the market value of the Common Stock for which the option may be exercised, assuming that the market value of the Common Stock on the date of grant appreciates in value to the end of the ten-year option term at annualized rates of 5% and 10%, respectively, and the exercise price of the option. The potential realizable value of the options based on the initial public offering price of $13.00 per share will substantially exceed the potential realizable values shown in the table.


(2) The options were granted on June 1, 1995 and become exercisable in three equal annual installments beginning one year after the date of grant.

   Aggregated Option Exercises in 1995 and 1995 Year-End Option Values Table. The following table sets forth certain information concerning the exercise of options in 1995 and the number of unexercised options and the value of unexercised options at December 31, 1995 held by the Named Executive Officers.

     AGGREGATED OPTION EXERCISES IN 1995 AND 1995 YEAR-END OPTION VALUES

                                                                         Number of Securities            Value of Unexercised
                                                                       Underlying Unexercised          In-the-Money Options at
                             Shares Acquired         Value          Options at December 31, 1995          December 31, 1995(1)
            Name               on Exercise          Realized          Exercisable/Unexercisable        Exercisable/Unexercisable
 ---------------------------------------------  ----------------   --------------------------------  -----------------------------

Michael J. Barrist  .......        --                  --                      -- /--                            -- /--
Charles C. Piola, Jr.  ....        --                  --                      -- /--                            -- /--
Bernard R. Miller  ........    86,881 (2)         $941,453 (2)                 -- /--                            -- /--
Joseph C. McGowan  ........        --                  --                    -- /44,344                      -- /$455,413

------
(1) There was no public trading market for the Common Stock as of December 31, 1995. Accordingly, these values have been calculated on the basis of the initial public offering price of $13.00 per share, less the applicable exercise price.

(2) Mr. Miller purchased these shares for an aggregate exercise price of $188,000 pursuant to the exercise of an option issued to him at the time of the BRM acquisition. Because there was no public trading market for the Common Stock as of the date of exercise, the value realized upon exercise of this option was calculated on the basis of the initial public offering price of $13.00 per share, less the exercise price.


EMPLOYMENT AGREEMENTS

   In September 1996, the Company entered into five-year employment agreements with Messrs. Barrist, Piola, Miller, McGowan and Winokur pursuant to which they are entitled to receive annual base salaries of $275,000, $225,000, $150,000, $125,000 and $150,000, respectively, adjusted each year in accordance with the Consumer Price Index. Mr. Barrist is entitled to receive an annual bonus of $50,000 if the Company reaches performance goals determined by the Board of Directors. He is also entitled to a bonus of $100,000 if the Company's net income increases by 20% over the prior year and a bonus equal to 5% of any increase in net income in excess of 20%, in each case adjusted for dilution. Mr. Piola is eligible for an annual bonus of $50,000, $75,000 or $100,000 if the Company's annual increase in net income (adjusted for dilution) over the prior year exceeds 20%, 30% or 40%, respectively. Messrs. Miller, McGowan and Winokur receive such annual bonuses as are determined by the Board of Directors.

   Each of the employment agreements provides that, in the event of the death of the employee or the termination of employment by the Company other than "for cause" (as defined in the agreements), the Company shall continue to pay the employee's full compensation, including bonuses, for the balance of the employment term. In addition to a non-disclosure covenant, each employment agreement also contains a covenant-not-to compete with the Company for a period of two years following the date that the Company ceases to pay the employee any compensation pursuant to the terms of the agreement.

STOCK OPTION PLANS

   In June 1995, the Company adopted, and the shareholders approved, the Company's 1995 Stock Option Plan (the "1995 Plan"). In September 1996, the Company adopted, and the shareholders approved, the 1996 Stock Option Plan (the "1996 Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan" and collectively with the 1995 Plan and the 1996 Plan, the "Plans"). The purpose of the Plans is to attract and retain employees, non-employee directors, and independent consultants and contractors and to provide additional incentive to them by encouraging them to invest in the Common Stock and acquire an increased personal interest in the Company's business. Payment of the exercise price for options granted under the Plans may be made in cash, shares of Common Stock or a combination of both. All options granted pursuant to the Plans are exercisable in accordance with a vesting schedule which is set at the time of the issuance of the option and, except as indicated below, may not be exercised more than ten years from the date of grant. Options granted under the Plans will become immediately exercisable upon a "change in control" as defined in the Plans.

   1995 Plan and 1996 Plan. All officers, directors, key employees, independent contractors and independent consultants of the Company or any of its current or future parents or subsidiaries are eligible to receive options under the 1995 Plan and the 1996 Plan. These Plans are administered by the Compensation Committee of the Board of Directors. The Board of Directors may administer these Plans. The committee will select the optionees and will determine the nature of the option granted, the number of shares subject to each option, the option vesting schedule and other terms and conditions of each option. The Board of Directors may amend or supplement these Plans and outstanding options and may suspend or terminate these Plans, provided that such action may not adversely affect outstanding options.


   The Company has reserved 221,719 shares of Common Stock for issuance upon the exercise of options granted under the 1995 Plan and 218,413 shares of Common Stock for issuance upon the exercise of options granted under the 1996 Plan. Options to purchase an aggregate of 367,321 shares of Common Stock have been issued under the 1995 Plan and the 1996 Plan. Options granted under these Plans may be incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options not intended to so qualify. These Plans require the exercise price of incentive stock options to be at least equal to the fair market value of the Common Stock on the date of the grant. In the case of options granted to a shareholder owning, directly or indirectly, in excess of 10% of the Common Stock, the option exercise price must be at least equal to 110% of the fair market value of the Common Stock on the date of grant and such option may not be exercised more than five years from the date of grant. The option price for non-qualified options, at the discretion of the Compensation Committee, may be less than the fair market value of the Common Stock on the date of grant.

   All unexercised options terminate three months following the date on which an optionee's employment by, or relationship with, the Company or any parent or subsidiary of the Company, terminates other than by reason of disability or death (but not later than the expiration date) whether or not such termination is voluntary. Any option held by an employee who dies or who ceases to be employed because of disability must be exercised by the employee or his representative within one year after the employee dies or ceases to be an employee (but not later than the scheduled termination date). Options are not transferable except to the decedent's estate in the event of death. No additional options may be granted under the 1995 Plan and no option may be granted under the 1996 Plan after August 2006.

   In September and October 1996, the Company granted options to purchase an aggregate of 189,946 shares under the 1995 Plan and the 1996 Plan at an exercise price equal to the initial public offering price. Of these options, 63,315 will become exercisable on the first anniversary of the date of grant and the remaining options will become exercisable in equal amounts on the second and third anniversaries of the date of grant.


   Director Plan. All non-employee directors automatically receive options under the Director Plan. The Director Plan is administered by the Board of Directors of the Company, including non-employee directors, who may modify, amend, suspend or terminate the plan, other than the number of shares with respect to which options are to be granted, the option exercise price, the class of persons eligible to participate, or options previously granted.


   The Company has reserved 24,258 shares of Common Stock for issuance upon the exercise of options under the Director Plan. Options granted under the Director Plan are not incentive stock options under Section 422 of the Code. Each person who is first elected or appointed to serve as a non-employee director of the Company is automatically granted options to purchase 1,000 shares of Common stock at the fair market value of the Common Stock on the date of the grant. Immediately after the Company's 1997 annual meeting of shareholders and at each annual meeting of shareholders thereafter, each individual who is re-elected or continues as a non- employee director automatically is granted an option to purchase 1,000 shares of Common stock at the fair market value of the Common Stock on the date of the grant.

COMPENSATION COMMITTEE INTERLOCKS AND
INSIDER PARTICIPATION IN COMPENSATION DECISIONS


   Prior to the completion of the Offering, the Company did not have a Compensation Committee and compensation decisions were made by Mr. Barrist. Within 90 days after the completion of this Offering, the Company expects to appoint Messrs. Siegel and Wise to the Board and to establish a Compensation Committee consisting of Messrs. Barrist, Siegel and Wise.

                             CERTAIN TRANSACTIONS
REAL ESTATE MATTERS


   The Company currently leases four facilities in Blue Bell, Pennsylvania. These facilities are leased from limited partnerships, in each case the general partner of which is a corporation with Mr. Barrist as the sole shareholder and the limited partners of which are the current shareholders of the Company except that, in certain partnerships, an unaffiliated person is also a limited partner. The leases for the four facilities provide for terms expiring between 1998 and 2005, and provide for total base monthly rent during 1996 of approximately $47,100. Under the facilities leases, the Company paid the limited partnerships controlled by the Company's current shareholders approximately $81,563, $297,500, $385,217, and $282,289 for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. At one of the facilities, the Company has sublet the space to an affiliate of the limited partnership owning the facility for a monthly rent of $1,454, which is equal to the monthly rent paid by the Company. While the Company believes that the terms of the leases are no less favorable to the Company than would have been obtained by unaffiliated parties, there can be no assurance that conflicts of interest will not arise in the future with respect to these leases. See "Business -- Facilities" and
Note 9 of Notes to the Financial Statements. Any material transactions that may arise in the future with respect to these leases or any other future material transactions between the Company and its directors, executive officers or principal shareholders will be subject to approval by the Company's independent directors and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. .

   The Company has made interest-free advances to the limited partnerships for the purpose of making improvements to these facilities. The largest aggregate amount of indebtedness outstanding during 1994 and 1995 and the six months ended June 30, 1996 was $64,000, $100,000 and $249,820, respectively. These advances were repaid in June 1996.

S CORPORATION DISTRIBUTIONS


   At the Termination Date, the Company terminated its status as an S Corporation. In connection therewith, the Company declared distributions in an amount equal to the Company's undistributed S Corporation earnings as of the Termination Date, estimated at $3.0 million, subject to adjustment. The Company expects to pay the S Corporation Distributions with a portion of the proceeds from this Offering. See "Use of Proceeds" and "Dividend Policy and Prior S Corporation Status."

DISTRIBUTION AND TAX INDEMNIFICATION AGREEMENT

   The Company has entered into a distribution and tax indemnification agreement with its current shareholders which provides for: (i) the payment of the S Corporation Distributions, (ii) the adjustment of the S Corporation Distributions based on the final determination of the Company's actual undistributed S Corporation earnings through the Termination Date, (iii) an indemnification by the Company of the current shareholders for any losses or liabilities with respect to any additional taxes (including interest, penalties, legal and accounting fees and any additional taxes resulting from any indemnification) resulting from the Company's operations during the period in which it was an S Corporation (the "S Corporation Period") and (iv) an indemnification by the current shareholders of the Company for the amount of any tax refund received by the current shareholders due to a reduction in their share of the Company's S Corporation taxable income for the S Corporation Period less any taxes, interest or penalties imposed by any tax authority on any distributions to the current shareholders with respect to the S Corporation Period in excess of the current shareholder's share of taxable income of the Company for the S Corporation Period. See "Dividend Policy and Prior S Corporation Status."

LOAN TO BERNARD R. MILLER


   In 1995, the Company loaned $135,888 to Bernard R. Miller at an interest rate of 7.0% per year to enable him to exercise an option to purchase 86,881 shares of Common Stock, which option was issued to him in connection with the BRM acquisition. This loan was repaid in May 1996.

PROFESSIONAL SERVICES

   The Company has paid consulting fees of $5,000, $49,000 and $40,000 to Siegel Management Company for 1994, 1995 and 1996, respectively. The Company will pay a fee to Siegel Management Company of $240,000 after the consummation of the Offering for various consulting and advisory services rendered to the Company in connection with the Offering. Eric S. Siegel, who will become a director of the Company after the consummation of the Offering, is the President and owner of Siegel Management Company. In 1996, Mr. Siegel received options to purchase 11,086 shares of Common Stock under the 1995 Plan at an exercise price equal to the initial public offering price.

   Joshua Gindin is the beneficial owner of approximately 8.2% of the outstanding Common Stock of the Company, principally as a result of serving as trustee or co-trustee of certain trusts which own Common Stock. See "Principal and Selling Shareholders." Mr. Gindin provides legal services to the Company. In 1995, Mr. Gindin also received options to purchase 11,086 shares of Common Stock under the 1995 Plan at an exercise price of $2.73 per share.

                      PRINCIPAL AND SELLING SHAREHOLDERS


   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 6, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by: (i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's directors and proposed directors; (iii) each of the Named Executive Officers; and (iv) the Company's directors, proposed directors and executive officers as a group. Except as otherwise indicated, to the knowledge of the Company, the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

                                                                Beneficial Ownership
                                                  -----------------------------------------------
                                                                                    Percent After
                                                                  Percent Prior     the Offering
            Name of Beneficial Owner                 Number      to the Offering         (1)
 -----------------------------------------------   -----------   ---------------    --------------
Michael J. Barrist (2)(3)  .....................    2,541,338         60.3%             37.9%
Annette Barrist (2)(4)  ........................      260,001          6.2               3.9
Charles C. Piola, Jr. (2)(5)  ..................    1,180,389         28.0              17.6
Bernard R. Miller (2)  .........................      210,684          5.0               3.1
Eric S. Siegel .................................            -            -                 -
Allen F. Wise ..................................            -            -                 -
Joseph C. McGowan(2)(6)  .......................       14,781           *                 *
Joshua Gindin (7)  .............................      344,923          8.2               5.1
 230 South Broad Street
 20th Floor
 Philadelphia, PA 19102
Mellon Bank, N.A.  .............................      222,091          5.0               3.2
 610 West Germantown Pike
  Suite 200
  Plymouth Meeting, PA 19462
All directors, proposed directors
  and executive officers as a group
  (7 persons) (8) ..............................    4,098,796         96.7%             60.8%


------
*Less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option. In the event that the Underwriters' over- allotment option is exercised in full, Messrs. Barrist, Piola and Miller and Mrs. Barrist have agreed to sell 210,188, 117,562, 18,750 and 28,500 shares, respectively, and after the Offering will beneficially own 34.7%, 15.8%, 2.9% and 3.4%, respectively, and all directors and executive officers as a group will beneficially own 55.3% of the outstanding Common Stock.

(2) The address of such person is c/o NCO Group, Inc., 1740 Walton Road, Blue Bell, Pennsylvania 19422-0987.

(3) Includes: (i) 260,001 shares of Common Stock owned by Mrs. Barrist which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy and (ii) 60,192 shares held in trust for the benefit of members of Mrs. Barrist's family for which Mr. Barrist is a co-trustee. Excludes 140,518 shares held in trust for the benefit of Mr. Barrist's child, as to which Mr. Barrist disclaims beneficial ownership. Mrs. Barrist is the mother of Michael J. Barrist.

(4) Excludes 60,192 shares held in trust for the benefit of members of Mrs. Barrist's family, as to which Mrs. Barrist disclaims beneficial ownership. Mrs. Barrist is the mother of Michael J. Barrist.

(5) Excludes 140,518 shares held in trust for the benefit of Mr. Piola's children, as to which Mr. Piola disclaims beneficial ownership.


(6) Represents 14,781 shares issuable upon exercise of options which are exercisable within 60 days of November 6, 1996.


(7) Includes (i) 140,518 shares held in trust for the benefit of Mr. Barrist's child for which Mr. Gindin is a co-trustee, (ii) 60,192 shares held in trust for the benefit of Mrs. Barrist's family for which Mr. Gindin is a co-trustee, (iii) 140,518 shares held in trust for the benefit of Mr. Piola's children for which Mr. Gindin is trustee and (iv) 3,695 shares issuable upon the exercise of options which are exercisable within 60 days of November 6, 1996.

(8) Includes: (i) 260,001 shares of Common Stock owned by Mrs. Barrist which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy,
    (ii) 60,192 shares held in trust for the benefit of members of Mrs. Barrist's family for which Mr. Barrist is a co-trustee, (iii) 140,518 shares held in trust for the benefit of Mr. Barrist's child for which an executive officer of the Company is a co-trustee and (iv) an aggregate of 25,867 shares issuable upon exercise of options which are exercisable within 60 days of November 6, 1996.



                         DESCRIPTION OF CAPITAL STOCK


   The Company is authorized to issue 25,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value, issuable in series, the relative rights, limitations and preferences of which may be designated by the Board of Directors ("Preferred Stock"). As of the date of this Prospectus, 4,213,447 shares of Common Stock were issued and outstanding and held of record by six shareholders and no shares of Preferred Stock were outstanding.


COMMON STOCK

   The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by the Board of Directors out of funds legally available therefor; and (ii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. The holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of capital stock of the Company. All currently outstanding shares of the Common Stock are, and the shares offered hereby, when sold in the manner contemplated by this Prospectus will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the terms of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

   The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Articles and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the shareholders. The Company has no current plans to issue any shares of Preferred Stock.

   One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

WARRANTS AND CONVERTIBLE NOTE


   In July 1995, the Company issued a warrant (the "1995 Warrant") to purchase 175,531 shares of Common Stock to Mellon Bank, N.A. pursuant to the Company's Credit Agreement. The Company issued a warrant (the "1996 Warrant") to purchase an additional 46,560 shares of Common Stock to Mellon Bank, N.A. upon the amendment of the Credit Agreement in September 1996. The 1995 Warrant is exercisable at any time after the consummation of this Offering and prior to July 31, 2005 at a nominal exercise price. The Company has agreed to grant an additional warrant to purchase 18,500 shares of Common Stock at an exercise per share price equal to the initial public offering price in consideration of increasing the revolving credit facility to $25.0 million. The 1996 Warrant is exercisable at any time after the consummation of the Offering and prior to July 31, 2005 at an exercise price equal to the initial public offering price of the Common Stock. The number of shares of Common Stock which may be acquired upon exercise of the 1995 Warrant and the 1996 Warrant (collectively, the "Warrants") and the exercise price are each subject to adjustment in certain circumstances, including the sale by the Company of Common Stock at a price per share less than the then current fair market value of the Common Stock. The holder of the Warrants also has the right to surrender the Warrants in exchange for shares of Common Stock having an aggregate fair market value equal to the amount by which the aggregate fair market value of all of the shares issuable upon exercise of the Warrants exceeds the aggregate exercise price of the Warrants.


   In connection with the Credit Agreement, the Company entered into a Registration Rights Agreement granting Mellon Bank, N.A. and its transferees (collectively, "Holders") the right to register the shares received upon exercise of the Warrants under the Securities Act. Whenever the Company proposes to register any shares of Common Stock at any time prior to July 31, 2005, the Company is required to give notice to the Holders of the proposed registration and to include their shares in such registrations, subject to certain conditions including the right of the underwriters of such offering to limit the number of shares sold by the Holders if, in the underwriters' opinion, the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering. The Holders may also require the Company to file up to two registration statements under the Securities Act with respect to such shares. The Company is required to pay all registration expenses (other than underwriting discounts), including the reasonable fees of one counsel chosen by the Holders. The Holders have agreed to waive any rights to register shares of Common Stock in this Offering.

   As part of the purchase price for the MAB acquisition, the Company issued a $1.0 million Convertible Note which is convertible into shares of Common Stock at the initial public offering price at any time prior to maturity in September 2001.

ANTI-TAKEOVER PROVISIONS

   The Company's Articles and Bylaws contain several provisions intended to limit the possibility of, or make more difficult, a takeover of the Company. In addition to providing for a classified Board of Directors and the issuance of Preferred Stock having terms established by the Board of Directors without shareholder approval, the Articles provide that: (i) at least 65% of the votes entitled to be cast by shareholders is required to approve amendments to the Articles and Bylaws, unless at least a majority of the incumbent directors on the Board of Directors has voted in favor of the amendment, in which case only a majority of the votes cast by shareholders is required to approve the amendment, (ii) directors can be removed only for cause and only by a vote of at least 65% of the votes entitled to be cast by shareholders, and (iii) the shareholders of the Company are not entitled to call special meetings of the shareholders. In addition, the Articles provide that actions by shareholders without a meeting must receive the unanimous written consent of all shareholders. The Articles also permit the Board of Directors to oppose, in its sole discretion, a tender offer or other offer for the Company's securities and to take into consideration all pertinent issues. Should the Board of Directors determine to reject such an offer, it may take any lawful action to accomplish its purpose, including, among other things, advising shareholders not to accept the offer and commencing litigation against the offeror. The Company's Bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the Bylaws.

   In addition, under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), subject to certain exceptions, a business combination between a Pennsylvania corporation and a person owning 20% or more of such corporation's voting stock (an "interested person") may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such person acquired 20% or more of such stock or if the board approved such person's acquisition of 20% or more of such stock prior to such acquisition; (ii) the interested person owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in the election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of votes that all stockholders would be entitled to cast in an election of directors (excluding shares held by the interested person), which vote may occur no earlier than three months after the interested person acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfies certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock; or (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors (excluding shares held by the interested person), which vote may occur no earlier than five years after the interested person became an interested person. A corporation may exempt itself from this provision by an amendment to its articles of incorporation that requires shareholder approval. The Articles do not provide an exemption from this provision. Pennsylvania has also adopted other anti-takeover legislation from which the Company has elected to exempt itself in the Articles.

   The BCL also provides that the directors of a corporation, in making decisions concerning takeovers or any other matters, may consider, to the extent that they deem appropriate, among other things, (i) the effects of any proposed transaction upon any or all groups affected by such action, including, among others, shareholders, employees, suppliers, customers and creditors, (ii) the short-term and long-term interests of the corporation and
(iii) the resources, intent and conduct of the person seeking control.

   The existence of the foregoing provisions of the Articles, Bylaws and BCL may discourage other persons or companies from making a tender offer for, or seeking to acquire, substantial amounts of the Company's Common Stock.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

   As permitted by the BCL, the Company's Bylaws provide that a director shall not be personally liable in such capacity for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the BCL, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the Bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

   The Bylaws also provide that every person who is or was a director or executive officer of the Company, or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made, or threatened to be made, a party, or in which he may become involved by reason of his being or having been a director or executive officer of the Company, or of such other corporation, whether or not he is a director or executive officer of the Company or such other corporation at the time the expenses or liabilities are incurred. No indemnification shall be provided, however, with respect to: liabilities arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, if a final unappealable judgment or award establishes that such officer or director engaged in self- dealing, willful misconduct or recklessness, for expenses or liabilities which have been paid directly to, or for the benefit of, such person by an insurance carrier or for amounts paid in settlement of actions without the written consent of the Board of Directors.


TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Common Stock is Mellon Bank, N.A., Philadelphia, Pennsylvania.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this Offering, the Company will have an aggregate of 6,713,447 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 4,213,447 shares of outstanding Common Stock will be "restricted securities", as that term is defined in Rule 144 ("Restricted Shares"), and may be sold only in accordance with an exemption from registration, such as the exemption provided by Rule 144.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 67,134 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates of the Company who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement. The Securities and Exchange Commission has published a notice of rule-making that, if adopted as proposed, would shorten the two-year holding period under Rule 144 to one year and would shorten the three-year holding period under Rule 144(k) to two years. The Company cannot predict whether such amendments will be adopted.



   The Company's directors, executive officers and existing shareholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. Following the expiration of this 180-day period, such directors, executive officers and existing shareholders will hold an aggregate of 4,213,447 outstanding shares of Common Stock (3,838,447 shares if the over-allotment option is exercised in full) which may be resold under Rule 144. The Company also has outstanding warrants to purchase 222,091 shares of Common Stock and a $1.0 million Convertible Note convertible into 76,923 shares of Common Stock (at a conversion price of $13.00 per share) at any time on or before September 2001. The holder of the warrants has agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exercise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. The holder of the warrants is entitled to certain demand and piggy-back registration rights following completion of the Offering. In addition, the Company intends, as soon as practicable after the consummation of the Offering, to register approximately 464,390 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1995 Plan, 1996 Plan and Director Plan. Options to purchase an aggregate of 367,321 shares of Common Stock will be outstanding under all such Plans upon the consummation of the Offering.



   Prior to this Offering, there has been no public market for the Company's Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect market prices for the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

                                 UNDERWRITING

   The Underwriters named below (the "Underwriters"), represented by Montgomery Securities and Janney Montgomery Scott Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                   Number of
Underwriters                                                         Shares
------------                                                       -----------
Montgomery Securities  ........................................     960,000
Janney Montgomery Scott Inc. ..................................     640,000
William Blair & Company, L.L.C. ...............................      90,000
Alex. Brown & Sons Incorporated................................      90,000
Hambrecht & Quist LLC..........................................      90,000
Morgan Stanley & Co. Incorporated..............................      90,000
Robertson, Stephens & Company LLC..............................      90,000
Smith Barney Inc...............................................      90,000
Robert W. Baird & Co. Incorporated.............................      40,000
The Chicago Corporation........................................      40,000
Dain Bosworth Incorporated.....................................      40,000
Furman Selz LLC................................................      40,000
McDonald & Company Securities, Inc.............................      40,000
Needham & Company, Inc.........................................      40,000
Raymond James & Associates, Inc................................      40,000
Unterberg Harris ..............................................      40,000
H. C. Wainwright & Co., Inc....................................      40,000
                                                                   --------
    Total  ....................................................   2,500,000
                                                                   ========


   The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.52 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

   The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

   The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

   The Company, the Selling Shareholders and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 4,239,314 shares of Common Stock, have agreed that for a period of 180 days after the effective date of the Offering they will not, without the prior written consent of Montgomery Securities, directly or indirectly offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common stock, options or warrants to acquire shares of Common Stock. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock for a period of 180 days after the effective date of the Offering without the prior written consent of Montgomery Securities, subject to limited exceptions and grants and exercises of stock options. The holder of the warrants issued by the Company has also agreed not to offer, sell or otherwise dispose of any shares of Common Stock issuable upon exer-cise of the warrants for a period of 180 days after the closing of the Offering without the prior written consent of Montgomery Securities. In evaluating any request for a waiver of the 180-day lock-up period, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance. See "Shares Eligible for Future Sale."

   The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.


   Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company, the Representatives and the Selling Shareholders. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which the Company competes, an assessment of the Company's management, its financial condition, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the economy and the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.


                                LEGAL MATTERS


   An opinion has been rendered by the law firm of Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered by the Company hereby, when issued and paid for as contemplated in this Prospectus, will be, and the shares of Common Stock offered by the Selling Shareholders hereby are, legally issued, fully paid and non- assessable. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.


                                   EXPERTS

   The Company's and MAB's balance sheets as of December 31, 1994 and 1995 and the Company's statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and MAB's statements of income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The financial statements of Trans Union Corporation Collections Division at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is http://www.sec.gov.

   As a result of the Offering, the Company will be subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Securities and Exchange Commission. The Company will furnish to its shareholders annual reports containing financial statements audited by its independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                        INDEX TO FINANCIAL STATEMENTS


NCO Group, Inc.
Pro Forma Consolidated Financial Statements:
   Basis of Presentation .............................................................................  F-2
   Pro Forma Consolidated Balance Sheet as of June 30, 1996 ..........................................  F-3
   Pro Forma Consolidated Statement of Income for the six months ended June 30, 1996 .................  F-4
   Pro Forma Consolidated Statement of Income for the year ended December 31, 1995 ...................  F-5
   Notes to Consolidated Pro Forma Financial Statements ..............................................  F-6
Historical Financial Statements:
   Report of Independent Accountants .................................................................  F-8
   Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996 (Unaudited) .....................  F-9
   Statements of Income for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1995 and June 30, 1996 (Unaudited)  .......................................  F-10
   Statements of Shareholders' Equity for each of the years in the three year period ended December
     31, 1995 and the six months ended June 30, 1996 (Unaudited)  ....................................  F-11
   Statements of Cash Flows for each of the years in the three year period ended December 31, 1995 and the six months ended June 30, 1995 and June 30, 1996 (Unaudited)  ...............................  F-12
   Notes to Financial Statements .....................................................................  F-13
Management Adjustment Bureau, Inc.:
   Report of Independent Accountants .................................................................  F-22
     Balance Sheets as of December 31, 1994 and 1995 and as of June 30, 1996  ........................  F-23
     Statements of Income and Retained Earnings for the three year period ended December 31, 1995 and the six months ended June 30, 1996 ...........................................................  F-24
   Statements of Cash Flows for each of the years in the three year period ended December 31, 1995 and the six months ended June 30, 1996  .............................................................  F-25
   Notes to Financial Statements .....................................................................  F-27
Trans Union Corporation Collections Division:
   Report of Independent Auditors ....................................................................  F-31
   Statements of Net Assets as of December 31, 1994 and 1995 .........................................  F-32
   Statements of Operations for each of the three years ended December 31, 1995 ......................  F-33
   Statements of Cash Flows for each of the three years ended December 31, 1995 ......................  F-34
   Notes to Financial Statements .....................................................................  F-35



                 PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                            BASIS OF PRESENTATION



   The Pro Forma Consolidated Balance Sheet as of June 30, 1996 and the Pro Forma Consolidated Statements of Income for the year ended December 31, 1995 and the six months ended June 30, 1996 are based on the historical financial statements of NCO Group, Inc. (NCO), Management Adjustment Bureau, Inc.
(MAB), Trans Union Corporation Collections Division (TCD) and Eastern Business Services, Inc. (Eastern). The Pro Forma Consolidated Balance Sheet has been prepared assuming the MAB acquisition occurred on June 30, 1996. The Pro Forma Consolidated Statement of Income for the six months ended June 30, 1996 and for the year ended December 31, 1995 has been prepared assuming the MAB, TCD and Eastern acquisitions occurred on January 1, 1995. Additionally, the Pro Forma Consolidated Financial Statements include adjustments relating to NCO's conversion from an S Corporation effective September 3, 1996 (the "Termination Date"). The Pro Forma Consolidated Statements of Income also reflect the assumed issuance of 1,583,954 shares of Common Stock (at the initial public offering price of $13.00 per share), which, net of estimated underwriting discounts and offering expenses payable by the Company, would result in sufficient net proceeds to repay acquisition-related debt and finance the distribution of all undistributed S Corporation earnings through the Termination Date (estimated at $3.0 million, subject to final adjustment.) These shares are assumed to have been issued, and the debt repaid, at the beginning of the periods presented, and thus interest expense attributable to such debt has been eliminated. The Pro Forma Consolidated Balance Sheet reflects the assumed issuance of 2,500,000 shares of Common Stock at June 30, 1996 (at the initial public offering price of $13.00 per share, net of estimated underwriting discounts and offering expenses payable by the Company) and the application of the net proceeds to repay acquisition-related debt and finance the S Corporation distributions, with the remaining net proceeds of approximately $11,075,000 added to working capital.


   The Pro Forma Consolidated Financial Statements do not purport to represent what NCO's actual results of operations or financial position would have been had the acquisitions occurred as of such dates, or to project NCO's results of operations or financial position for any period or date, nor does it give effect to any matters other than those described in the notes thereto. In addition, the allocations of purchase price to the assets and liabilities of MAB are preliminary and the final allocations may differ from the amounts reflected herein. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                               NCO GROUP, INC.
                     PRO FORMA CONSOLIDATED BALANCE SHEET
                                JUNE 30, 1996
                                 (UNAUDITED)



                                       Historical
                             -----------------------------    Acquisition                         Offering          Pro Forma
          ASSETS                  NCO             MAB        Adjustments(1)     Pro Forma        Adjustments       As Adjusted
                              -------------   ------------   --------------    -------------   ----------------   -------------


Current assets:
   Cash and cash
     equivalents  .........   $   989,773   $  475,354        $   (300,000)(1) $   765,127      $11,075,000(5)  $11,840,127
                                                                  (400,000)(2)
   Available-for-sale
     securities  ..........       329,290                                          329,290                          329,290
   Accounts receivable,
     trade  ...............     2,830,610    1,234,393                           4,065,003                        4,065,003
   Accounts receivable,
     purchased  ...........
   Notes receivable .......                     56,088                              56,088                           56,088
   Prepaid expenses and
     other current assets ..      108,286      135,888                             244,174                          244,174
                              -----------   -----------       ------------     -----------      -------------   -----------
     Total current assets .     4,257,959    1,901,723            (700,000)      5,459,682         11,075,000    16,534,682
Funds held in trust for
 clients
Property and equipment,
   net ....................     1,420,073    1,160,130                           2,580,203                        2,580,203
Other assets:
   Goodwill, net of
     accumulated
     amortization  ........     6,074,713                       8,035,284(1)    14,109,997                       14,109,997
   Covenants, net of
     accumulated
     amortization  ........       217,708                                          217,708                          217,708
   Acquired account
     inventory, net  ......        85,979                                           85,979                           85,979
   Deferred financing costs       243,879                                          243,879                          243,879
   Due from related party .                     33,811                              33,811                           33,811
   Other assets ...........       264,505       33,703                             298,208                          298,208
                              -----------   -----------       ------------     -----------      -------------   -----------
     Total other assets ...     6,886,784       67,514           8,035,284      14,989,582                       14,989,582
                              -----------   -----------       ------------     -----------      -------------   -----------
     Total assets .........   $12,564,816   $3,129,367        $  7,335,284     $23,029,467      $  11,075,000   $34,104,467
                              ===========  ===========        ============     ===========      =============   ===========





LIABILITIES AND
     SHAREHOLDERS' EQUITY
Current liabilities:
   Demand loan ............                 $  400,000        $    (400,000)(2)
   Long-term debt, current
     portion  .............   $    42,333       60,000                         $   102,333                      $   102,333
   Capitalized lease
     obligations,
     current portion  .....        59,128      108,459                             167,587                          167,587
   Accounts payable .......       182,023      123,756                             305,779                          305,779
   Accrued expenses .......       867,933      128.027           200,000(1)      1,195,960                        1,195,960
   Accrued repayment
     guarantee  ...........                    190,000                             190,000                          190,000
   Accrued compensation and
     related expenses  ....       550,423                                          550,423                          550,423
   Unearned revenue, net of
     related costs  .......        98,092                                           98,092                           98,092
                              -----------   -----------       ------------     -----------      -------------   -----------
     Total current
     liabilities  .........     1,799,932    1,010,242            (200,000)      2,610,174                        2,610,174
                              -----------   -----------       ------------     -----------      -------------   -----------
Funds held in trust for
   clients
Deferred tax liability  ...                                      300,000(1)        219,000                          219,000
Long-term liabilities:                                           (81,000)(4)
   Long-term debt, net of
     current portion  .....     7,118,039      205,000         8,000,000(1)     15,323,039      $ (18,000,000)(5)   323,039
                                                                                                    3,000,000 (3)
   Unearned revenue, net of
     related costs  .......       258,464                                          258,464                          258,464
   Convertible note .......                                    1,000,000(1)                                       1,000,000
   Capitalized lease
     obligations, net of
     current portion  .....       237,620      149,409                             387,029                          387,029
Commitments and
   contingencies
Shareholders' equity:
 Common stock  ............       537,326       19,000             (19,000)(1)     537,326       29,075,000 (5)  29,080,992
                                                                                                   (531,334)(3)
Unexercised warrants  .....       177,294                                          177,294                          177,294
Unrealized gain on
   securities .............        48,475                                           48,475                           48,475
Retained earnings  ........     2,387,666    1,745,716          (1,745,716)(1)   2,468,666         (3,000,000)(3)
                                                                    81,000 (4)                        531,334 (3)
                              -----------   -----------       ------------     -----------      -------------   -----------
   Total shareholders'
   equity .................     3,150,761    1,764,716          (1,683,716)      3,231,761         26,075,000    29,306,761
                              -----------   -----------       ------------     -----------      -------------   -----------
   Total liabilities and
   share   holders' equity    $12,564,816   $3,129,367        $  7,335,284     $23,029,467      $  11,075,000   $34,104,467
                              ===========  ===========        ============     ===========      =============   ===========



     See accompanying notes to pro forma consolidated financial statements.

                               NCO GROUP, INC.

                  PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                    FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                 (UNAUDITED)



                                       Historical
                             ------------------------------    Acquisition                        Offering          Pro Forma
                                  NCO              MAB         Adjustments       Pro Forma       Adjustments       As Adjusted
                              -------------   -------------   --------------    -------------   --------------   ---------------
Revenue  ..................   $12,542,664      $6,776,290                       $19,318,954                        $ 9,318,954
Operating costs and expenses:
   Payroll and related
     expenses  ............     5,953,895       4,254,479      $ (321,750)(6)   9,479,224                            9,479,224
                                                                 (407,400)(7)
   Selling, general and
     administrative
     expenses  ............     4,094,626       2,421,714                         6,516,340                          6,516,340(10)



   Depreciation and
     amortization expense .       422,814         248,921         160,705(8)        832,440                            832,340
                              -------------   -------------   --------------    -------------   --------------   ---------------
     Total operating costs
     and expenses  ........    10,471,335       6,925,114        (568,445)       16,828,004                         16,828,004
                              -------------   -------------   --------------    -------------   --------------   ---------------
Income (loss) from operations   2,071,329        (148,824)        568,445         2,490,950                          2,490,950
Other income (expense):
   Interest and investment
     income  ..............        47,415           6,712                            54,127                             54,127
   Interest expense .......      (357,494)        (30,262)                         (387,756)        $314,785(9)        (72,971)
                              -------------   -------------   --------------    -------------   --------------   ---------------
Income (loss) before taxes .  $ 1,761,250      $ (172,374)     $ 568,445          2,157,321      $   314,785         2,472,106
                              =============   =============   ==============    =============   ==============   ===============
Pro forma provision for income
   taxes ..................                                                                                          1,053,124(11)
                                                                                                                 ---------------
Pro forma net income  .....                                                                                        $ 1,418,982
                                                                                                                 ===============
Pro forma net income per share                                                                                     $      0.23(12)
                                                                                                                 ---------------
Pro forma weighted average
   shares outstanding .....                                                                                          6,086,734
                                                                                                                 ===============





See accompanying notes to pro forma consolidated financial statements.

                               NCO GROUP, INC.

                  PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (UNAUDITED)


                                             Historical
                        -----------------------------------------------------
                                                                          Acquisition                     Offering Pro Forma
                            NCO       MAB           TCD    Eastern(14)    Adjustments      Pro Forma     Adjustments As Adjusted
                        ----------- ----------   --------- -----------   --------------    -----------   -----------------------


Revenue ..............  $12,732,597 $12,975,799  $7,467,000  $1,333,675                    $34,509,071               $34,509,071
Operating costs and
  expenses:
   Payroll and related
     expenses ........    6,797,338   7,909,785   3,125,000     660,617   $(1,437,268)(7)  16,411,972                 16,411,972
                                                                             (643,500)(6)
   Selling, general and
     administrative
     expenses ........    4,042,342   4,138,523   3,840,000     770,742      (260,300)(14) 12,531,307                12,531,307
   Depreciation and
     amortization
     expense .........      347,503     457,997     198,000     145,778       379,216 (8)   1,528,494                 1,528,494
                        -----------  -----------  ---------- -----------  --------------   -----------  -----------   ----------
     Total operating
     costs   and
     expenses ........   11,187,183  12,506,305   7,163,000   1,577,137    (1,961,852)    30,471,773                  30,471,773
                        -----------  -----------  ---------- -----------  --------------   -----------  -----------   ----------
Income (loss) from
   operations  ........   1,545,414     469,494     304,000    (243,462)    1,961,852       4,037,298                 4,037,298
                        -----------  -----------  ---------- -----------  --------------   -----------  -----------   ----------
Other income (expense):
   Interest and
     investment income .     49,473      12,115                                                61,588                    61,588
   Interest expense  ..    (180,205)    (26,802)                (94,904)                     (301,911)  $252,609(9)     (49,302)
   Loss on disposal of
     property and
     equipment .......      (49,082)   (175,392)                                             (224,474)                 (224,474)
                        -----------  -----------  ---------- -----------  --------------   -----------  -----------   ----------
     Total other income
       (expense) .....     (179,814)   (190,079)                (94,904)                     (464,797)      252,609    (212,188)
                        -----------  -----------  ---------- -----------  --------------   -----------  -----------   ----------
   Income (loss) before
     taxes ...........  $ 1,365,600 $   279,415  $  304,000  $  (338,366) $ 1,961,852     $ 3,572,501   $   252,609   3,825,110
                        ===========  ===========  ========== ===========  ==============   ===========  ============ ============
   Pro forma provision
     for income taxes .                                                                                               1,658,609(11)
                                                                                                                     ----------
   Pro forma net income                                                                                              $2,166,501
                                                                                                                     ==========
   Pro forma net income
     per share .......                                                                                                   $ 0.36(12)
                                                                                                                     ==========
   Pro forma weighted
     average shares
     outstanding .....                                                                                                6,082,091
                                                                                                                     ==========






    See accompanying notes to pro forma consolidated financial statements.

                            NOTES TO CONSOLIDATED
                        PRO FORMA FINANCIAL STATEMENTS
                                 (UNAUDITED)

   To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition.


    (1) Gives effect to the acquisition of MAB, as if it occurred on June 30, 1996, for $8.0 million in cash and the issuance of a $1.0 million convertible note payable to MAB's principal shareholder. In addition, the Company recognized $300,000 of direct closing costs related to the acquisition and accrued $200,000 of costs related to the termination of employees and other items. After allocating the purchase price to the estimated fair market value of the assets acquired and liabilities assumed, including the recognition of $300,000 of deferred taxes, the Company recognized $8,035,284 of goodwill.

    (2) Assumes that the $400,000 demand loan payable by MAB was repaid from the available cash of MAB.

    (3) On September 3, 1996, the Company terminated its S Corporation status for federal income tax purposes and declared a distribution of the Company's estimated undistributed S Corporation earnings through the termination date (estimated at $3.0 million, subject to adjustment.) The declaration also resulted in the elimination of the Company's retained earnings and a charge of $531,334 to the common stock account for the excess of the distribution over the Company's retained earnings.

    (4) Upon the termination of NCO's S Corporation status, the Company recognized $81,000 of deferred taxes.


    (5) Gives effect to the sale by the Company of 2,500,000 shares of Common Stock in the Offering and the application of the estimated net proceeds of $29.1 million to repay the outstanding debt of $15.0 million under the revolving credit facility and to pay the S Corporation distributions (estimated at $3.0 million) to existing shareholders of the Company, with the balance of $11.1 million added to working capital.


    (6) Reflects the reduction in salary of MAB's principal shareholder (who is no longer active in the day- to-day operations of MAB's business), pursuant to a new employment agreement, in the amount of $321,750 and $643,500 for the six-months ended June 30, 1996 and the year ended December 31, 1995, respectively.

    (7) Reflects the elimination of payroll and related expenses of $407,400 and $1,437,268 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, relating to the elimination of certain redundant collection and administration personnel costs immediately identifiable at the time of the acquisitions.

    (8) Reflects amortization expenses of $160,705 and $680,808 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively assuming MAB, TCD and Eastern had been acquired at the beginning of the periods presented. In addition, reflects the elimination of depreciation and amortization expense related to assets not acquired by NCO as part of the acquisitions of TCD and Eastern of $301,592 for the year ended December 31, 1995.

    (9) Reflects the elimination of interest expenses on current and long-term debt assumed to be repaid with the offering proceeds at the beginning of the periods presented.

   (10) Includes a non-recurring charge of $190,000 recorded by MAB to account for potential losses relating to certain repayment guarantees made on behalf of third parties.

                              NOTES TO CONSOLIDATED
                        PRO FORMA FINANCIAL STATEMENTS
                                 (UNAUDITED)


   (11) Reflects estimated provision for income taxes, at an assumed rate of 40% after giving consideration to non-deductible goodwill expense, assuming the Company had converted from an S Corporation to a C Corporation at the beginning of the periods presented.


   (12) Pro forma net income per share was computed by dividing the pro forma net income for the year ended December 31, 1995 and for the six months ended June 30, 1996 by the pro forma weighted average number of shares outstanding. Pro forma weighted average shares outstanding are based on the weighted average number of shares outstanding including common share equivalents giving retroactive effect as of January 1, 1995 to the 46.56-for-one stock split and the issuance of 1,583,954 shares of common stock (at the initial public offering price of $13.00 per share) net of estimated underwriting discounts and offering expenses payable by the Company, to result in net proceeds sufficient to finance the estimated $3,000,000 S Corporation distributions and repay $15,000,000 of acquisition - related debt.


   (13) Represents the results of operations prior to the acquisition of Eastern in August 1995.

   (14) Reflects the difference between the Company's rent expense for the TCD facilities pursuant to lease agreements entered into upon the acquisition and the occupancy costs allocated to TCD by its parent prior to the acquisition.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of
 NCO Group, Inc.
Blue Bell, Pennsylvania

We have audited the accompanying balance sheets of NCO Group, Inc. as of December 31, 1994 and 1995 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCO Group, Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 16, 1996, except as to
Notes 1, 2, 3, 7 and 13 for
 which the date is September 30, 1996

                               NCO GROUP, INC.
                                BALANCE SHEETS

                                                                 December 31,              June 30,
                                                        -----------------------------    -------------
                        ASSETS                               1994            1995            1996
                                                         -------------   ------------    -------------
                                                                                         (Unaudited)

Current assets:
   Cash and cash equivalents .........................    $  526,018      $  804,550     $   989,773
   Available-for-sale securities .....................       239,944         299,488         329,290
   Accounts receivable, trade, net of allowance for
     doubtful accounts of $7,400, $23,200 and
     $64,554, respectively  ..........................       603,176       1,394,801       2,830,610
   Accounts receivable, purchased ....................        44,038           7,745
   Notes receivable ..................................        64,000         100,000
   Prepaid expenses and other current assets .........        96,552         118,793         108,286
                                                         -------------   ------------    -------------
        Total current assets .........................     1,573,728       2,725,377       4,257,959
                                                         -------------   ------------    -------------
Funds held in trust for clients
Property and equipment, net  .........................       477,327         637,133       1,420,073
Other assets:
   Goodwill, net of accumulated amortization .........       940,387       2,636,271       6,074,713
   Covenants, net of accumulated amortization ........                                       217,708
   Acquired account inventory, net ...................       244,499         138,623          85,979
   Deferred financing costs ..........................                       279,014         243,879
   Other assets ......................................       122,789         227,826         264,505
                                                         -------------   ------------    -------------
        Total other assets ...........................     1,307,675       3,281,734       6,886,784
                                                         -------------   ------------    -------------
                                                          $3,358,730      $6,644,244     $12,564,816
                                                         =============   ============    =============
             LIABILITIES AND SHAREHOLDERS'
                         EQUITY
Current liabilities:
   Long-term debt, current portion ...................    $  316,863      $   46,171     $    42,333
   Capitalized lease obligations, current portion ....                                        59,128
   Accounts payable ..................................        59,961         221,562         182,023
   Accrued expenses ..................................       169,045         565,734         867,933
   Accrued compensation and related expenses .........       222,587         777,985         550,423
   Unearned revenue, net of related costs ............       332,671         302,384          98,092
                                                         -------------   ------------    -------------
        Total current liabilities ....................     1,101,127       1,913,836       1,799,932
                                                         -------------   ------------    -------------
Funds held in trust for clients
Long-term liabilities:
   Long-term debt, net of current portion ............       732,333       2,592,906       7,118,039
   Capitalized lease obligations, net of current
     portion  ........................................                                       237,620
   Unearned revenue, net of related costs ............       102,586          86,155         258,464
Commitments and contingencies  .......................
Shareholders' equity:
   Common stock, no par value, 25,000,000 shares
     authorized, 4,126,566, 4,213,447 and 4,213,447
     shares issued and outstanding December 31, 1994
     and 1995 and June 30, 1996, respectively  .......       349,326         537,326         537,326
   Unexercised warrants ..............................                       177,294         177,294
   Retained earnings .................................     1,086,053       1,378,261       2,387,666
   Unrealized gain (loss) on securities ..............       (12,695)         41,339          48,475
   Notes receivable -- shareholder ...................                       (82,873)
                                                         -------------   ------------    -------------
        Total shareholders' equity ...................     1,422,684       2,051,347       3,150,761
                                                         -------------   ------------    -------------
                                                          $3,358,730      $6,644,244     $12,564,816
                                                         =============   ============    =============


  The accompanying notes are an integral part of these financial statements.

                               NCO GROUP, INC.

                             STATEMENTS OF INCOME


                                                                                        For the Six Months Ended
                                           For the Years Ended December 31,                     June 30,
                                   -----------------------------------------------   ------------------------------
                                        1993            1994             1995            1995             1996
                                    -------------   -------------    --------------   ------------   --------------
                                                                                      (unaudited)     (unaudited)

Revenue  ........................    $7,444,982      $8,577,895     $12,732,597       $5,546,258     $12,542,664
Operating costs and expenses:
   Payroll and related expenses .     4,122,528       4,558,351       6,797,338        2,956,773       5,953,895
   Selling, general and
     administrative expenses  ...     2,390,741       2,673,521       4,042,342        1,744,785       4,094,626
   Depreciation and amortization
     expense  ...................       141,497         215,117         347,503          115,869         422,814
                                    -------------   -------------    --------------   ------------   --------------
                                      6,654,766       7,446,989      11,187,183        4,817,427      10,471,335
                                    -------------   -------------    --------------   ------------   --------------
Income from operations  .........       790,216       1,130,906       1,545,414          728,831       2,071,329
                                    -------------   -------------    --------------   ------------   --------------
Other income (expense):
   Interest and investment income        24,135          26,735          49,473           24,560          47,415
   Interest expense .............       (13,607)        (71,588)       (180,205)         (48,305)       (357,494)
   Loss on disposal of property
     and equipment  .............                                       (49,082)         (49,082)
                                    -------------   -------------    --------------   ------------   --------------
                                         10,528         (44,853)       (179,814)         (72,827)       (310,079)
                                    -------------   -------------    --------------   ------------   --------------
Net income  .....................    $  800,744      $1,086,053     $ 1,365,600       $  656,004     $ 1,761,250
                                    =============   =============    ==============   ============   ==============
Pro forma (unaudited):
   Historical income before
     income taxes  ..............    $  800,744      $1,086,053     $ 1,365,600       $  656,004     $ 1,761,250
   Pro forma provision for income
     taxes  .....................       320,000         434,000         546,000          262,000         704,000
                                    -------------   -------------    --------------   ------------   --------------
   Pro forma net income .........    $  480,744      $  652,053     $   819,600       $  394,004     $ 1,057,250
                                    =============   =============    ==============   ============   ==============
   Pro forma net income per share                                   $      0.17                  $          0.22
                                                                     ==============                  ==============
   Pro forma weighted average
     shares outstanding  ........                                     4,728,906                        4,733,549
                                                                     ==============                  ==============




  The accompanying notes are an integral part of these financial statements.

                               NCO GROUP, INC.
                      STATEMENTS OF SHAREHOLDERS' EQUITY


                                      Common Stock
                               --------------------------                               Unrealized
                                  Number                                                   Gains          Notes
                                    of                     Unexercised      Retained    (Losses) on    Receivable
                                  Shares        Amount       Warrants       Earnings     Securities    Shareholder         Total
                                -----------   -----------  -------------  ------------- ------------  -------------   -------------
January 1, 1993  ............    4,002,763     $ 49,326                   $   670,728                                   $  720,054
Net income  .................                                                 800,744                                      800,744
Distributions to shareholders                                                (658,106)                                    (658,106)
Change in unrealized gains on
  securities ................                                                             $ 13,539                          13,539
                                -----------   -----------  -------------  ------------- ------------  -------------   -------------
Balance, December 31, 1993  .    4,002,763       49,326                       813,366       13,539                         876,231
Issuance of common stock  ...      123,803      300,000                                                                    300,000
Net income  .................                                               1,086,053                                    1,086,053
Distributions to shareholders                                                (813,366)                                    (813,366)
Change in unrealized losses on
  securities ................                                                              (26,234)                        (26,234)
                                -----------   -----------  -------------  ------------- ------------  -------------   -------------
Balance, December 31, 1994  .    4,126,566      349,326                     1,086,053      (12,695)                      1,422,684
Issuance of common stock  ...       86,881      188,000                                                  $ (135,888)        52,112
Warrants issued (Note 7)  ...                                $177,294                                                      177,294
Note repayments  ............                                                                                53,015         53,015
Net income  .................                                               1,365,600                                    1,365,600
Distributions to shareholders                                              (1,073,392)                                  (1,073,392)
Change in unrealized gains on
  securities ................                                                               54,034                          54,034
                                -----------   -----------  -------------  ------------- ------------  -------------  -------------
Balance, December 31, 1995  .    4,213,447      537,326       177,294       1,378,261       41,339          (82,873)     2,051,347
Note repayments  ............                                                                                82,873         82,873
Net income (unaudited)  .....                                               1,761,250                                    1,761,250
Distributions to shareholders
  (unaudited) ...............                                                (751,845)                                    (751,845)
Change in unrealized gains
  on securities (unaudited) .                                                                7,136                           7,136
                                -----------   -----------  -------------  ------------- ------------   ------------- -------------
Balance, June 30, 1996
  (unaudited) ...............    4,213,447     $537,326      $177,294     $ 2,387,666     $ 48,475                      $3,150,761
                                ===========   ===========  =============  ============= ============   =============  =============


   The accompanying notes are an integral part of these financial statements.

                               NCO GROUP, INC.

                           STATEMENTS OF CASH FLOWS


                                                                                                         For the Six Months  Ended
                                                               For the Years Ended December 31,             June 30, (unaudited)
                                                         --------------------------------------------  ----------------------------
                                                             1993           1994             1995            1995            1996

                                                          -----------   -------------    -------------   -------------  -----------
Cash flows from operating activities:
   Net income .........................................    $ 800,744     $ 1,086,053     $ 1,365,600    $   656,004    $ 1,761,250
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation ..................................      141,497         171,378         199,123         83,065        150,008
        Loss/(gain) on disposal of equipment ..........                                       49,082         49,082         (9,043)
        Loss/(gain) on sale of securities .............        9,001           4,421           2,877          2,609         (8,925)
        Amortization of goodwill and covenants ........                       43,739         115,937         32,804        237,670
        Amortization of deferred financing fees .......                                       32,443                        35,135
        Provision for doubtful accounts ...............                        3,903           3,808          3,808         33,000
        Amortization of deferred rent .................      (59,100)
        Other noncash credits .........................       (5,531)
        Changes in assets and liabilities, net of
          acquisitions:
          Accounts receivable, trade  .................      (17,776)        (41,675)       (571,611)      (566,168)      (646,041)
          Notes receivable  ...........................                      (64,000)        (36,000)        64,000        100,000
          Acquired accounts inventory  ................                       71,375         105,876         53,235         52,644
          Accounts receivable, purchased  .............                      (44,038)         36,293         22,062          7,745
          Prepaid expenses  ...........................       (5,728)        (40,249)        (22,241)        (2,153)        10,507
          Other assets  ...............................      (27,868)        (40,112)       (105,037)        (4,695)       (26,679)
          Accounts payable  ...........................       33,036        (123,094)        161,601                       (39,539)
          Accrued expenses  ...........................       70,511            (214)        187,353        561,334        302,199
          Accrued compensation and related expenses  ..                       51,755         555,398         (1,200)      (227,562)
          Unearned revenue  ...........................       40,929          23,950         (46,718)        (2,897)       (31,982)
                                                          -----------   -------------    ------------   -------------  -----------
               Net cash provided by operating activities     979,715       1,103,192       2,033,784        950,890      1,700,387
                                                          -----------   -------------    ------------   -------------  -----------
Cash flows from investing activities:
   Purchase of property and equipment .................     (131,927)        (77,999)       (298,076)       (88,439)      (426,069)
   Purchase of securities .............................      (29,187)       (169,785)       (107,643)       (88,089)       (53,307)
   Proceeds from sales of securities ..................       26,466         143,613          99,256         69,640         39,566
   Net cash paid for acquisitions .....................                   (1,000,000)     (1,729,244)                   (4,875,839)
                                                          -----------   -------------    ------------   -------------  ------------
               Net cash used in investing activities  .     (134,648)     (1,104,171)     (2,035,707)      (106,888)    (5,315,649)
                                                          -----------   -------------    ------------   ------------- -------------
Cash flows from financing activities:
   Issuance of notes payable ..........................                    1,000,000
   Repayment of notes payable .........................      (79,530)       (222,084)     (1,067,117)      (185,040)       (80,543)
   Borrowings under credit agreement ..................                                    2,450,000                     4,550,000
   Payment of fees to acquire new debt ................                                     (134,163)
   Issuance of common stock ...........................                                      105,127         52,112
   Decrease in notes receivable -- shareholders .......       33,604                                                        82,873
   Distributions to shareholders ......................     (658,106)       (813,366)     (1,073,392)      (914,956)      (751,845)
                                                          -----------   -------------    ------------   -------------  -----------
               Net cash provided by (used in) financing
                  activities ..........................     (704,032)        (35,450)        280,455     (1,047,884)     3,800,485
                                                         -----------   -------------    -------------  -------------  -----------
Net increase (decrease) in cash  ......................      141,035         (36,429)        278,532       (203,882)       185,223
Cash and cash equivalents at beginning of year  .......      421,412         562,447         526,018        526,018        804,550
                                                          -----------   -------------    ------------   -------------  -----------
Cash and cash equivalents at end of year  .............    $ 562,447     $   526,018     $   804,550    $   322,136     $  989,773
                                                          ===========   =============    ============   =============  ===========
Supplemental disclosures of cash flow information:
   Cash paid for interest .............................    $  13,559     $    71,588     $   157,379    $    48,653     $  323,097
     Noncash investing and financing activities:
     Note receivable -- shareholder  ..................                                       82,873         82,873
     Fair value of assets acquired  ...................                      442,874       2,145,578                       982,018
     Liabilities assumed from acquisitions  ...........                      127,000         416,334
     Warrants issued with debt  .......................                                      177,294
     Property acquired under capital leases  ..........                                                                    348,586
     Common stock issued for acquisition  .............                      300,000


    The accompanying notes are an integral part of these financial statements.

                               NCO GROUP, INC.

                        Notes to Financial Statements
                 (AMOUNTS AND DISCLOSURES FOR THE SIX MONTHS
                 ENDED JUNE 30, 1996 AND 1995 ARE UNAUDITED)

NOTE 1. NATURE OF OPERATIONS:

   NCO Group, Inc. (the "Company") is a leading provider of accounts receivable management and related services utilizing an extensive teleservices infrastructure. The Company's client base is comprised of companies in the following industries: education, financial services, healthcare, telecommunications, utilities and government entities.


   Effective September 3, 1996, the Company reorganized its corporate structure. At September 3, 1996, the shareholders of NCO Financial Systems, Inc. contributed each of their shares of common stock in exchange for one share of common stock of the Company, a recently formed corporation. The Company effected a 46.56-for- one stock split in September 1996 and increased the number of authorized shares to 5,000,000 shares of preferred stock and 25,000,000 shares of common stock. All per share and related amounts have been adjusted to reflect the stock exchange and stock split.


   Simultaneously with the contribution of the common stock of NCO Financial Systems, Inc., two additional subsidiaries of NCO Group were formed. Prior to September 3, 1996, NCO Financial Systems, Inc. was the only company within NCO Group, Inc. to have operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION:

   The Company generates revenues from contingency fees and contractual services. Contingency fee revenue is recognized upon collection of funds on behalf of clients. Contractual services revenue is deferred and recognized as services are performed.

PROPERTY AND DEPRECIATION:

   Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful life of each class of assets using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

INCOME TAXES:

   The Company has elected to be taxed as an S Corporation under the Internal Revenue Code and the Pennsylvania Tax Code. While this election was in effect, no provision was made for income taxes by the Company since all income is taxed directly to, and losses and tax credits utilized directly by, the shareholders of the Company.

   The Company terminated its S Corporation status on September 3, 1996. Upon termination of its Subchapter S status, the Company adopted SFAS No. 109, "Accounting for Income Taxes". This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet.

   Upon termination of the S Corporation status and adoption of SFAS 109, the Company recorded an estimated net deferred tax asset that will not have a material impact on the financial statements. The net deferred tax asset resulted primarily from differences in the treatment of unearned revenue and acquired account inventory.

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

2. Summary of Significant Accounting Policies:  - (Continued)

CASH AND CASH EQUIVALENTS:

   The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. These financial instruments potentially subject the Company to concentrations of credit risk.

   At December 31, 1994 and 1995 and June 30, 1996, the Company had bank deposits in excess of federally insured limits of approximately $500,000, $1,276,000 and $2,514,474, respectively. The Company's cash deposits have been placed with a large national bank to minimize risk and the cost approximates fair value.

CREDIT POLICY:

   The Company has two types of arrangements under which it collects its contingency fee revenue. For certain clients the Company remits funds collected on behalf of the client, net of the related contingency fees while, for other clients, the Company remits gross funds, collected on behalf of clients, and bills the client separately for its contingency fees. Management carefully monitors its client relationships in order to minimize its credit risk and generally does not require collateral. In the event of collection delays from clients, management may at its discretion change from the gross remittance method to the net remittance method.

INVESTMENT SECURITIES:

   The Company accounted for marketable securities in accordance with Statement of Financial Accounting Standards SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," for all periods presented. The statement requires management to make a determination as to which of three categories they will report their investments in: "held to maturity" which are reported at amortized cost; "trading securities" which are reported at fair value with changes in unrealized gains or losses included in current earnings and "available for sale" securities which include all investments not included in the above two categories and are reported at fair value with changes in unrealized gains and losses reflected directly as a separate component of shareholders' equity. Realized gains and losses on the sale of securities are recognized using the specific identification method and included in the statement of income.

ACCOUNTS RECEIVABLE PURCHASED:

   Purchased accounts receivable portfolios are recorded at cost and amortized, based upon a percentage of expected collections, over the estimated life of the individual portfolios. The amortization rates are reviewed periodically and adjusted based on the projected overall collection performance of each portfolio.

ACQUIRED ACCOUNT INVENTORY:

   Acquired account inventory consists of individual contracts with student loan debtors that do not exceed three years. These accounts are periodically reviewed by management for collectibility.

GOODWILL AND ACQUISITION COSTS:

   Goodwill represents the excess of purchase price over the fair market value of the net assets of the acquired business. Goodwill is amortized on a straight-line basis over 15 years. The recoverability of goodwill is periodically reviewed by the Company. In making such determination with respect to goodwill, the Company evaluates the operating cash flows of the underlying business which gave rise to such amount. Accumulated amortization at December 31, 1994 and 1995 and June 30, 1996 totaled $43,739, $159,676 and
$377,553, respectively.

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

2. Summary of Significant Accounting Policies:  - (Continued)

COVENANTS:

   Non-compete covenants are based on an allocation of the purchase price of $237,500 in connection with the acquisition of Trans Union Corporation Collections Division (TCD) on January 3, 1996. The non-compete covenant is being amortized on a straight-line basis over the term of the covenant which is 5 years.

DEFERRED FINANCING COSTS:

   Deferred financing costs relate to debt issuance costs incurred which are capitalized and amortized over the term of the debt.

ESTIMATES UTILIZED IN THE PREPARATION OF FINANCIAL STATEMENTS:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE:


   On September 3, 1996, the shareholders of NCO Financial Systems, Inc. (Note 1) contributed each of their shares of common stock in exchange for one share of the Company's common stock. The Company effected a 46.56-for-one stock split in September 1996. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect the stock exchange and stock split.



   Pro forma net income per share was computed by dividing the pro forma net income for the year ended December 31, 1995 and for the six-month period ended June 30, 1996 by the pro forma weighted average number of shares outstanding. Pro forma weighted average shares outstanding are based on the weighted average number of shares outstanding including common equivalent shares giving retroactive effect as of January 1, 1995 to the stock split. All outstanding options and warrants have been treated as common equivalent shares in calculating pro forma net income per share, using the treasury stock method and the initial public offering price of $13.00 per share, only when their effect would be dilutive. The pro forma weighted average number of shares outstanding have also been adjusted to include the number of shares of common stock (230,769) that the Company would have needed to issue at the initial public offering price of $13.00 per share to finance the distribution of undistributed S Corporation earnings through the date on which the Company terminated its S Corporation status (estimated at $3,000,000).


INTERIM FINANCIAL INFORMATION:

   The interim financial information as of June 30, 1996 and for the six months ended June 30, 1996 and 1995 has been prepared from the unaudited financial records of the Company and in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

3. ACQUISITIONS:

   On January 3, 1996, the Company purchased certain assets of TCD for $4,750,000 in cash. The purchase price was allocated based upon the estimated fair market value of property, accounts receivable and an agreement not to compete which resulted in goodwill in the amount of $3,681,000.

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

3. Acquisitions:  - (Continued)

   On August 1, 1995, the Company purchased certain assets of Eastern Business Services, Inc. (Eastern) for approximately $2,041,000 comprised of $1,625,000 in cash and $416,000 of liabilities assumed. The purchase price was allocated primarily based upon the estimated fair market values of accounts receivable and equipment purchased less notes payable and funds due to clients which resulted in goodwill in the amount of $1,812,000.

   On April 29, 1994 the Company purchased certain assets of B. Richard Miller, Inc. (BRM) at a cost of $1,427,000, which was comprised of $1,000,000 in cash, common stock valued at $300,000 and a note payable to the seller of $127,000. The purchase price was allocated based upon the estimated fair market value of the acquired property and equipment and account inventory and resulted in goodwill of $984,126.

   The following summarizes unaudited pro forma results of operations for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, assuming the acquisitions (including the acquisition of MAB on September 5, 1966) occurred as of the beginning of the respective periods.


                                                                  June 30,
                               1994              1995               1996
                           -------------     -------------      --------------
     Net revenue  ...      $30,530,000        $34,509,000        $19,319,000
     Income before
        taxes .......        3,001,000          3,825,000          2,472,000


4. MARKETABLE SECURITIES:

   The Company has classified all of its securities as "available for sale" and has recorded them at fair value and unrealized gains and losses as a separate component of shareholders' equity.

   Proceeds from the sale of investment securities were $26,466, $143,613 and $99,256 for the years ended December 31, 1993, 1994 and 1995, respectively and $69,640 and $39,566 for the six months ended June 30, 1995 and 1996, respectively.

                                    Unrealized      Unrealized
                                     Holding         Holding          Fair
                        Cost           Gain            Loss          Value
                     -----------   ------------    ------------    -----------
       1994
      ------
 Common  stock .....    $162,342       $ 8,827         $ (18,650)      152,519

 Corporate bonds ...      90,297                         (2,872)        87,425
                     -----------   ------------    ------------    -----------
                        $252,639       $ 8,827         $ (21,522)     $239,944
                     ===========   ============    ============    ===========
      1995
     -----
Common stock ......     $167,852       $41,475         $  (6,164)     $203,163

Corporate bonds ...       90,297         6,028                          96,325
                     -----------   ------------    ------------    -----------
                        $258,149       $47,503         $  (6,164)     $299,488
                     ===========   ============    ============    ===========
     1996
    -----
Common stock ......     $190,518       $48,503         $  (1,971)     $237,050

Corporate bonds ...       90,297         1,943                          92,240
                     -----------   ------------    ------------    -----------
                        $280,815       $50,446         $  (1,971)     $329,290
                     ===========   ============    ============    ===========

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

4. Marketable Securities:  - (Continued)

   Investment income, included in interest and investment income on the statement of income, consisted of:

                                                                                          Six Months
                                                                                            Ended
                                                  Year Ended December 31,                  June 30,
                                          --------------------------------------   -----------------------
                                              1993          1994         1995         1995         1996
                                           -----------   ----------    ----------   ---------   ----------
     Realized gain on the sale of
        available-for-sale securities ..                  $ 11,749     $ 12,217     $ 7,255      $11,535
     Realized loss on the sale of
        available-for-sale securities ..    $ (9,001)      (16,170)     (15,094)     (9,864)      (2,610)
     Interest income  ..................       7,497         5,142        7,035       3,517        3,517
     Dividend income  ..................       5,835         5,211        5,892       2,866        3,270
                                           -----------   ----------    ----------   ---------   ----------
                                             $ 4,331      $  5,932     $ 10,050     $ 3,774      $15,712
                                           ===========   ==========    ==========   =========   ==========

   The fair values of marketable securities by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties

                                             December 31,           June 30,
                                        -----------------------     ----------
                                          1994          1995          1996
                                        ---------     ---------     ----------
     Within one year  .............                   $20,425        $20,208
     After one year but within 5
        years .....................     $29,375        10,537         10,172
     After 5 years but within 10
        years .....................      58,050        65,363         61,860
                                        ---------     ---------     ----------
                                        $87,425       $96,325        $92,240
                                        =========     =========     ==========

5. FUNDS HELD IN TRUST FOR CLIENTS:

   In the course of the Company's regular business activities as a accounts receivable management company, the Company receives clients' funds arising from the collection of accounts placed with the Company. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days. Funds held in trust for clients and their offsetting liability of $746,989 and $1,228,889 at December 31, 1994 and 1995 and $2,089,714 at
June 30, 1996 have been shown net for financial statement presentation purposes.

6. PROPERTY AND EQUIPMENT:

   Property and equipment, at cost, consists of the following:

                                          December 31,              June 30
                                  ---------------------------     ------------
                                      1994            1995           1996
                                   -----------     -----------    ------------
     Leased assets  ...........                                   $  324,414
     Computer equipment  ......     $726,099       $  905,732      1,368,155
     Furniture and fixtures  ..      236,413          316,312        462,423
                                   -----------     -----------    ------------
                                     962,512        1,222,044      2,154,992
     Less accumulated
        depreciation ..........      485,185          584,911        734,919
                                   -----------     -----------    ------------
                                    $477,327       $  637,133     $1,420,073
                                   ===========     ===========    ============

   Depreciation of property and equipment is calculated on a straight-line basis over their estimated useful lives. Amounts charged to operations amounted to $141,497, $171,378 and $199,123 for the years ended 1993, 1994 and 1995, respectively and $83,065 and $150,008 for the six months ended June 30, 1995 and 1996,

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

6. Property and Equipment:  - (Continued)


respectively. Included in leased assets shown above for the six months ended June 30, 1996 are capital leases with a gross amount of $324,414 and accumulated depreciation of $17,429. The Company had not entered into any capital lease transactions for the years ended December 31, 1994 and 1995.

7. LONG-TERM DEBT:

                                                      December 31,              June 30,
                                              ----------------------------    -------------
                                                  1994           1995             1996
                                               -----------   -------------    -------------
     Revolving credit agreement, prime
        plus 1.375%, due July 1999 .........                  $2,450,000       $7,000,000
     Non-interest bearing note acquired;
        $225,750 face amount, payable in
        monthly installments of $5,250
        through July 1999
        (less unamortized discount based on
        imputed interest rate of 10%) ......                     189,077          160,372
     Note payable, bank, prime plus 1.0%,
        due April 1999 ......................  $  662,500
     Note payable, bank, prime plus 0.5%,
        due March 1996 ......................     250,000
     Note payable, bank, 7.15%, due August
        1995 ...............................       59,112
     Subordinated seller note payable,
        prime plus 1.5%, due August 1995 ...       77,584
                                               ----------    -------------    -------------
                                                1,049,196      2,639,077        7,160,372
     Less current portion  .................     (316,863)       (46,171)         (42,333)
                                               -----------   -------------    -------------
                                               $  732,333     $2,592,906       $7,118,039
                                               ===========   =============    =============

   The following summarizes the Company's required debt payments for the next five years:

1996 .................................................      $   46,000
1997 .................................................          46,000
1998 .................................................          46,000
1999 .................................................       2,501,000
2000 .................................................          --
                                                            ------------
                                                            $2,639,000
                                                            ============


   In July 1995 the Company entered into a revolving credit agreement which provides for borrowings up to $7,000,000 to be utilized for working capital and qualified acquisition indebtedness of the Company. The line of credit is collateralized by substantially all the assets of the Company. Proceeds from the agreement were utilized to primarily refinance notes payable due to the bank in the amount of approximately $850,000, and cash payments of $1,600,000 and $4,500,000 for the acquisition of Eastern and TCD, respectively (see Note
3).

   The revolving credit agreement contains, among other provisions, requirements for maintaining defined levels of working capital, net worth, capital expenditures, various financial ratios and restrictions of distributions to shareholders.

   The Company recorded deferred charges of approximately $311,000 in connection with the acquisition of the revolving credit agreement, which consisted primarily of bank charges, legal fees and warrants issued to the

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

7. Long-Term Debt:  - (Continued)

bank exercisable into an aggregate of 175,531 shares of the Company's common stock. The warrants expire on July 31, 2005 and are only exercisable upon certain events at a nominal exercise price. The bank had the right to put, and the Company had the ability to call, the warrants during the twelve-month period ending on July 31, 2001. However, these rights were eliminated as part of the increase in the credit agreement in August 1996.

   In August 1996 the credit agreement was increased to $15,000,000 to provide financing for the acquisition of Management Adjustment Bureau, Inc. and the bank received a warrant for 46,560 shares, exercisable at the initial public offering price, as consideration. In addition, the bank agreed to increase the credit agreement to $25,000,000 upon completion of the Company's initial public offering (see Note 13) and will receive, as consideration, a warrant for an additional 18,500 shares, exercisable at the initial public offering price.

   In connection with the acquisition of Eastern Business Services, the Company assumed a noninterest-bearing note payable with an outstanding face amount of $225,750 at December 31, 1995 and June 30, 1996.

   Long-term debt is primarily variable in nature and is based on the prime rate. Management estimates the carrying value of long-term debt approximates fair value.

8. EMPLOYEE BENEFIT PLANS:

   The Company has a savings plan under Section 401(k) of the Internal Revenue Code (the "Plan"). The Plan allows all eligible employees to defer up to 20% of their income on a pretax basis through contributions to the Plan. The Company will match 25% of employee contributions for an amount up to 6% of each employee's base salary. The charge to operations for the matching contributions was $22,828, $23,536 and $30,027 for 1993, 1994 and 1995,
respectively and $14,819 and $20,525 for the six months ended June 30, 1995 and 1996. F-21 Notes to Financial Statements, Continued (Amounts and disclosures for six months ended June 30, 1996 and 1995 are unaudited).

9. LEASES:

   The Company has entered into various office lease agreements with limited partnerships owned by shareholders of the Company. In addition, the Company has made disbursements on behalf of the limited partnerships and has recorded a note receivable of $64,000 and $100,000 at December 31, 1994 and 1995, respectively. This note was repaid during the six-months ended June 30, 1996.

   The Company leases certain equipment under agreements which are classified as capital leases. The equipment leases have original terms ranging from 36 to 48 months, and have purchase options at the end of the original lease term.


   The Company also leases certain equipment under noncancelable operating leases. Future minimum payments, by year and in the aggregate, under noncancelable capital leases and operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1995:

1996  ...................................................      $  815,000
1997  ...................................................         758,000
1998  ...................................................         658,000
1999  ...................................................         640,000
2000  ...................................................         573,000
Thereafter  .............................................       1,975,000
                                                               $5,419,000
                                                              ============

                                NCO GROUP, INC.

                  (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

  9. Leases:  - (Continued)

   Rent expense was $466,189, $305,308 and $463,916 for the years ended December 31, 1993, 1994 and 1995, respectively and $466,453 and $194,162 for the six months ended June 30, 1996 and 1995. The related party office lease expense was $81,563, $297,500 and $385,217 for 1993, 1994 and 1995,
respectively and $201,825 and $282,289 for the six months ended June 30, 1995 and 1996, and provides for an escalation clause which takes effect in 1998. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease.

10. STOCK OPTIONS:

   The Company adopted a stock option plan (the Plan) in 1995 for its employees. The Plan authorized 221,719 shares of the Company's common stock to be issued pursuant to either incentive stock options or non-qualified stock options. The option price for incentive stock options shall be equal to at least fair market value, at the date of grant, whereas the option price for non-qualified stock options may be less than fair market value. The vesting period of options issued under either plan is at the discretion of the Board of Directors. The maximum exercise period is ten years after the date of grant. A summary of stock option activity since inception of the plan is as follows:

                                                                 Number of
                                 Number of     Option Price        Shares
                                  Options       Per Share       Exercisable
                                -----------   --------------    -------------
Outstanding at January 1,
   1995 .....................
     Granted  ...............     144,057         $2.73           144,057
     Exercised  .............
     Expired  ...............
                                ----------   --------------    -------------
Outstanding at December 31,
   1995 .....................     144,057          2.73           144,057
     Granted  ...............
     Exercised  .............
     Expired  ...............
                                -----------   --------------    -------------
Outstanding at June 30, 1996      144,057         $2.73           144,057
                                ===========   ==============    =============

   As part of the purchase price for the acquisition of certain assets of B. Richard Miller, Inc., 123,803 shares of the Company's common stock were issued to BRM's principal shareholder, who also received an option to purchase up to an additional 86,881 shares of the Company which was exercised during 1995 at a cost of $188,000. As a result of the purchase of these shares, a receivable of $82,873 was due from the seller as of December 31, 1995 which was subsequently repaid during the six month period ended June 30, 1996.

11. RECENT ACCOUNTING PRONOUNCEMENTS:

   In October 1995, the FASB issued (SFAS No. 123), "Accounting for Stock-Based Compensation", which is effective for the Company in 1996. SFAS No. 123 requires Companies to either recognize compensation expense, based on fair value of the stock-based compensation determined by an option pricing model utilizing various assumptions regarding the underlying attributes of the options and the Company's stock, or provide pro-forma disclosures and continue to recognize compensation expense in accordance with Accounting Practices Bulletin Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company will adopt the provisions of SFAS No. 123 in its 1996 annual financial statements. The adoption of SFAS No. 123 had no effect on the Company's cash flows.

   In March 1995, the FASB issued (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which was effective for the Company beginning January 1, 1996.

                               NCO GROUP, INC.

                 (Amounts and disclosures for the six months ended June 30, 1996 and 1995 are unaudited)

11. Recent Accounting Pronouncements:  - (Continued)

SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment, based on the estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. SFAS No. 121 had no impact on the financial statements upon adoption.


12. COMMITMENTS AND CONTINGENCIES:

   The Company is party from time to time to various legal proceedings incidental to its business. In the opinion of management none of these items individually or in the aggregate would have a significant effect on the financial position, results of operations, or cash flows of the Company.

13. SUBSEQUENT EVENTS:

   The Company filed a registration statement in September 1996 with the Securities and Exchange Commission in connection with a proposed initial public offering of 2,500,000 shares of its common stock. The Company intends to use the proceeds for repayment of bank debt incurred to finance acquisitions, payment of S Corporation distributions, and for working capital and other general corporate purposes, including possible acquisitions.

   The Company purchased the common stock of Management Adjustment Bureau, Inc. for $8,000,000 in cash and a $1,000,000 convertible note on September 5, 1996. The purchase price was allocated based upon the estimated fair market value of the acquired assets and liabilities. Goodwill generated in this acquisition will be amortized over 25 years. MAB provides accounts receivable management to a variety of general businesses.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of Management Adjustment Bureau, Inc.

   We have audited the accompanying balance sheets of Management Adjustment Bureau, Inc. as of December 31, 1994, 1995 and June 30, 1996, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Management Adjustment Bureau, Inc. as of December 31, 1994, 1995 and June 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 and the six months ended June 30, 1996, in conformity with generally accepted accounting principles.



Coopers & Lybrand, L.L.P.

Rochester, New York
August 20, 1996

                      MANAGEMENT ADJUSTMENT BUREAU, INC.
                                BALANCE SHEETS



                                                              December 31,             June 30,
                       Assets                              1994           1995           1996
                       ------                          ------------   ------------    ------------

Current assets:
   Cash ............................................    $  413,088     $  290,197     $  475,354
   Accounts receivable (less allowance for doubtful
     accounts of $47,000, $80,420 and $92,808,
     respectively)  ................................       924,551      1,308,511      1,234,393
   Property held for sale ..........................                      217,400
   Loans receivable ................................                       57,623         56,088
   Prepaid expenses ................................       145,476        162,091        135,888
                                                       ------------   ------------    ------------
      Total current assets .........................     1,483,115      2,035,822      1,901,723
                                                       ------------   ------------    ------------
Funds held in trust for clients
Property and equipment, net  .......................     1,005,664      1,319,614      1,160,130
Other assets:
   Loan receivable .................................        50,000                        33,811
   Cash value - officer's life insurance ...........         6,256          6,673          7,189
   Deposits ........................................        12,000         16,200         26,514
                                                       ------------   ------------     ----------
      Total other assets ...........................        68,256         22,873         67,514
                                                       ------------   ------------     ----------
                                                        $2,557,035     $3,378,309     $3,129,367
                                                       ============   ============     ==========
Liabilities and Retained Earnings
Current liabilities:
   Line-of-credit ..................................                   $  446,000     $  400,000
   Long-term debt, current portion .................    $  252,176        271,456        168,459
   Accounts payable ................................        41,917         92,738        123,756
   Accrued distribution ............................        64,500
   Accrued repayment guarantee .....................                                     190,000
   Accrued compensation ............................        28,369        192,375         97,044
   Accrued expenses ................................        24,309         28,573         30,983
                                                       ------------   ------------     ----------
      Total current liabilities ....................       411,271      1,031,142      1,010,242
                                                       ------------   ------------     ----------
Funds held in trust for clients
Long-term debt  ....................................       173,089        410,077        354,409
Retained earnings:
   Common stock, no par value; Class A - authorized
     200 shares; issued and outstanding 100 shares          19,000         19,000         19,000
   Retained earnings ...............................     1,953,675      1,918,090      1,745,716
                                                       ------------   ------------     ----------
      Total retained earnings ......................     1,972,675      1,937,090      1,764,716
                                                       ------------   ------------     ----------
                                                        $2,557,035     $3,378,309     $3,129,367
                                                       ============   ============     ==========



   The accompanying notes are an integral part of the financial statements.

                      MANAGEMENT ADJUSTMENT BUREAU, INC.
                  STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                                                                     For the
                                                              For the Years Ended                   Six Months
                                                                  December 31,                        Ended
                                                -----------------------------------------------    -------------
                                                                                                     June 30,
                                                     1993             1994             1995            1996
                                                 -------------   --------------    -------------   -------------
Revenues  ....................................    $9,281,629      $11,183,167      $12,975,799      $6,776,290
Operating costs and expenses:
   Payroll and related expenses ..............     5,303,241        6,556,110        7,909,785       4,254,479
   Selling, general and administrative
     expenses  ...............................     3,425,653        3,624,489        4,138,523       2,421,714
   Depreciation and amortization .............       165,006          300,158          457,997         248,921
                                                 -------------   --------------    -------------   -------------
                                                   8,893,900       10,480,757       12,506,305       6,925,114
                                                 -------------   --------------    -------------   -------------
Income (loss) from operations  ...............       387,729          702,410          469,494        (148,824)
                                                 -------------   --------------    -------------   -------------
Other income (expense):
   Interest expense ..........................       (28,856)         (31,065)         (26,802)        (30,262)
   Loss on disposal of assets ................       (72,389)                          (96,792)
   Miscellaneous income ......................         2,848            1,656           12,115           6,712
   Property write-down .......................                                         (78,600)
                                                 -------------   --------------    -------------    -----------
       Total other expense ...................       (98,397)         (29,409)        (190,079)        (23,550)
                                                 -------------   --------------    -------------   -------------
Net income (loss)  ...........................       289,332          673,001          279,415        (172,374)
Retained earnings - beginning of year  .......     1,336,342        1,565,674        1,953,675       1,918,090
Distributions to shareholder  ................       (60,000)        (285,000)        (315,000)
                                                 -------------   --------------    -------------   -------------
Retained earnings - end of year  .............    $1,565,674      $ 1,953,675      $ 1,918,090      $1,745,716
                                                 =============   ==============    =============   =============


   The accompanying notes are an integral part of the financial statements.

                      MANAGEMENT ADJUSTMENT BUREAU, INC.
                           STATEMENTS OF CASH FLOWS


                                                                                       For the Six
                                                      For the Years Ended              Months Ended
                                                         December 31,                    June 30,
                                           ----------------------------------------    --------------
                                               1993          1994           1995           1996
                                            -----------   -----------    -----------   --------------
Cash flows from operating activities:
   Net income (loss)                         $ 289,332     $ 673,001     $ 279,415       $(172,374)
   Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization             165,006       300,158       457,997         248,921
     Loss on disposal of assets                 72,389                      96,792
     Property write-down                                                    78,600
     Provision for doubtful accounts            30,000        17,000        33,420          12,388
     Changes in assets and liabilities:
        Decrease (increase) in accounts
          receivable                          (352,768)      130,193      (417,380)         61,730
        Decrease (increase) in prepaid
          expenses                              10,558      (109,889)      (16,615)         26,203
        Decrease (increase) in cash value
          officer's life insurance                 284         6,000          (417)           (516)
        Increase in deposits                                 (12,000)       (4,200)        (10,314)
        Increase (decrease) in accounts
          payable                              (15,867)      (35,367)       50,821          31,018
        Increase (decrease) in accrued
          expenses                             123,436       (41,377)      103,770          97,079
        Decrease in accrued profit
          sharing contributions               (175,000)
                                            -----------   -----------    -----------   --------------
             Total adjustments                (141,962)      254,718       382,788         466,509
                                            -----------   -----------    -----------   --------------
        Net cash provided by operating
          activities                           147,370       927,719       662,203         294,135
                                            -----------   -----------    -----------   --------------
Cash flows from investing activities:
   Proceeds from sale of equipment              42,695                       5,800
   Purchases of equipment                     (488,186)     (371,172)     (637,419)        (89,437)
   Repayment (issuance) of loans
     receivable                                    117       (50,000)       (7,623)        (32,276)
   Proceeds from sale of property                                                          217,400
                                            -----------   -----------    -----------   --------------
        Net cash provided by (used in)
          investing activities                (445,374)     (421,172)     (639,242)         95,687
                                            -----------   -----------    -----------   --------------
Cash flows from financing activities:
   Repayment of loans                         (100,000)     (193,324)     (204,695)       (561,719)
   Proceeds from loan agreements               200,000       100,000       300,000         400,000
   Payment of stock redemption note            (70,007)
   Proceeds from line-of-credit                                            150,000
   Principal payments on capital leases        (18,198)      (47,428)      (76,157)        (42,946)
   Distributions to shareholders               (60,000)     (285,000)     (315,000)
                                            -----------   -----------    -----------   --------------
        Net cash used in financing
          activities                           (48,205)     (425,752)     (145,852)       (204,665)
                                            -----------   -----------    -----------   --------------
Net increase (decrease) in cash               (346,209)       80,795      (122,891)        185,157
Cash -- beginning of year                      678,502       332,293       413,088         290,197
                                            -----------   -----------    -----------   --------------
Cash -- end of year                          $ 332,293     $ 413,088     $ 290,197       $ 475,354
                                            ===========   ===========    ===========   ==============


   The accompanying notes are an integral part of the financial statements.

                      MANAGEMENT ADJUSTMENT BUREAU, INC.
                     STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                      For the
                                                                                        Six
                                                   For the Years Ended             Months Ended
                                                       December 31,                  June 30,
                                          -------------------------------------    --------------
                                              1993         1994         1995           1996
                                           ----------   ----------    ----------   --------------
Supplemental disclosures of cash flow
  information:
   Cash paid for interest                   $36,975      $41,704      $ 43,042        $27,762
   Cash paid for state income taxes         $   607      $15,715      $ 15,246
   Noncash activities:
     Capital lease obligations entered
        into                                $89,139      $61,742      $237,121
     Debt assumed for property held for
        sale                                                          $296,000









   The accompanying notes are an integral part of the financial statements.

                      MANAGEMENT ADJUSTMENT BUREAU, INC.
                        Notes to Financial Statements

NOTE 1. NATURE OF OPERATIONS

   Management Adjustment Bureau, Inc. ("MAB"), specializes in accounts receivable management and liquidation, with a concentration of university, guaranteed student loans, bank credit cards, utility, retail, commercial and health care customers. MAB has principal operations in Buffalo, New York and Denver, Colorado.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

   MAB generates revenues from contingency fees and contractual services and revenue is recognized upon collection of funds on behalf of clients.

CREDIT POLICY

   MAB has two types of arrangements under which it collects its contingency fee revenue. For certain clients, MAB remits funds collected on behalf of the client, net of the related contingency fees while, for other clients, MAB remits gross funds, collected on behalf of clients, and bills the client separately for its contingency fees. Management carefully monitors its client relationships in order to minimize its credit risk and generally does not require collateral. In the event of collection delays from clients, management may at its discretion change from the gross remittance method to the net remittance method.

ESTIMATES UTILIZED IN THE PREPARATION OF FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY, EQUIPMENT AND DEPRECIATION

   Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed over the estimated useful lives of the assets which range from three to thirty-nine years, using straight-line and accelerated methods. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss on the transaction is included in the statement of income.

INCOME TAXES

   MAB has elected to be treated as an S-Corporation for tax purposes. Accordingly, no provision will be made for income taxes by MAB since all income will be taxed directly to the shareholder of MAB. State taxes which are not significant are included in selling, general and administrative expenses.

3. CONCENTRATION OF CREDIT RISK

   At December 31, 1994, 1995 and June 30, 1996, MAB had bank deposits in excess of federally insured limits of approximately $2,322,000, $1,662,000 and $1,614,070, respectively. MAB's cash deposits have been placed with a large national bank to minimize risk.

4. LOANS RECEIVABLE

   In 1994, MAB loaned a former shareholder $50,000. Interest is payable in monthly installments of $333 at a fixed annual rate of eight percent. The loan is due in full on or before September 1, 1996. The note is unsecured. In 1995, MAB also extended various miscellaneous loans to employees.

   In 1996, MAB loaned $33,811 to a related party. The loan was assumed by the shareholder in August 1996.

                      Management Adjustment Bureau, Inc.
                 Notes to Financial Statements  - (Continued)

5. FUNDS HELD IN TRUST FOR CLIENTS



   In the course of MAB's regular business activities as an accounts receivable management agency, MAB receives clients' funds arising from the collection of accounts placed with MAB. These funds are placed in segregated cash accounts and are generally remitted to clients within 30 days. Funds held in trust for clients and their offsetting liability of $1,778,502 and $1,530,270 as of December 31, 1994 and 1995 and $1,393,938 as of June 30, 1996, have been shown net for financial statement presentation purposes.




6. DEMAND LOANS

   MAB has a $200,000 unsecured demand line-of-credit with a bank which carries interest at the prime rate less .25%. The demand loan balance at December 31, 1995 was $150,000. The demand loan balance was paid off in January 1996, at which time MAB borrowed $400,000 through an unsecured note from a related party. The related party note is due on demand and accrues interest at nine percent per year.

   MAB has an outstanding demand line-of-credit of $296,000 with PHH Real Estate Services Corporation at December 31, 1995. The line-of-credit is secured by an investment in real estate and due upon sale of the real estate. In May 1996, the real estate was sold and the line-of-credit was repaid and terminated.

7. PROPERTY AND EQUIPMENT

   Property and equipment, at cost, are as follows:


                                          December 31,
                                  ----------------------------
                                                                   June 30,
                                       1994           1995           1996
                                   ------------    ------------   ------------
      Computer equipment  ......    $1,059,596     $1,341,432     $1,407,832
      Furniture and fixtures  ..       513,633        625,828        648,865
      Capitalized leases  ......       150,881        388,002        388,002
                                   ------------    ------------   ------------
                                     1,724,110      2,355,262      2,444,699
      Less: Accumulated
        depreciation ...........       718,446      1,035,648      1,284,569
                                   ------------    ------------   ------------
                                    $1,005,664     $1,319,614     $1,160,130
                                   ============    ============   ============


   Depreciation charged to operations amounted to approximately $165,006, $300,158 and $457,997 in 1993, 1994 and 1995, respectively and $248,921 for the six months ended June 30, 1996 and included amortization of capital leases of approximately $-0-, $9,984 and $41,567 in 1993, 1994 and 1995,
respectively and $29,629 for the six months ended June 30, 1996.

                      Management Adjustment Bureau, Inc.
                 Notes to Financial Statements  - (Continued)


8. LONG-TERM DEBT

   Long-term debt is as follows:

                                                                                December 31,
                                                                         --------------------------
                                                                                                        June 30,
                                                                             1994          1995           1996
                                                                          -----------   -----------    -----------
Bank debt:
Chemical Bank, collateralized by computer equipment. Monthly principal
  payments of $8,333 plus interest at 8.4% are due through April 1996.     $ 133,333     $  33,333
Chemical Bank, unsecured term loan. Monthly principal payments of
  $5,000 plus interest at 8% are due through November 2000. ...........                    295,000     $ 265,000
M & T Bank, collateralized by computer equipment payments of $1,195,
  which include interest at 6.5%, are due through December 1996. ......      206,676       106,979        54,593
                                                                          -----------   -----------    -----------
                                                                             340,009       435,312       319,593
Capital Leases:
AT&T Credit Corporation, telephone leases. Monthly lease payments of
  $3,084 and $2,039 which include interest and due through October
  1998. ...............................................................       30,684        67,079        49,452
Steelcase Financial Services, office furniture lease. Monthly lease payments of $2,000 for the first 20 months; $3,000 for the next 40
  months, which include interest and are due through June 2002. .......                    164,394       153,823
Data General Corporation, lease collateralized by computer equipment
  Monthly lease payments of $794, which include interest at 9.3%, are
  due through May 1996. ...............................................       12,598         3,878
Data General Corporation, lease collateralized by an optical imaging system Monthly payments of $2,758, which include interest at 7.1%,
  are due through April, 1996. ........................................       41,974        10,870
                                                                                        -----------    -----------
                                                                              85,256       246,221       203,275
                                                                          -----------   -----------    -----------
Total debt and capital leases  ........................................      425,265       681,533       522,868
Less: Current portion  ................................................     (252,176)     (271,456)     (168,459)
                                                                          -----------   -----------    -----------
                                                                           $ 173,089     $ 410,077     $ 354,409
                                                                          ===========   ===========    ===========

   The fair value of debt approximates the carrying value.

   Long-term debt and capital leases maturing during the next five years ending December 31, is approximately as follows:

                                                  Debt         Capital leases
                                                ----------      --------------
1996  ....................................      $200,750          $ 84,627
1997  ....................................        60,000            59,757
1998  ....................................        60,000            40,172
1999  ....................................        60,000            32,280
2000  ....................................        54,562            32,280
Thereafter  ..............................            --            48,420
                                                ----------
                                                $435,312           297,536
                                                ==========
Less amounts representing interest  ......                          51,315
                                                                --------------
Present value of net minimum lease
  payments ...............................                        $246,221
                                                                ==============

                      Management Adjustment Bureau, Inc.
                 Notes to Financial Statements  - (Continued)

   The term loan agreement contains, among other provisions, requirements for maintaining defined levels of working capital, net worth and various financial ratios. MAB was in violation of covenants for which waivers were obtained.


   In May 1996, MAB established two unsecured lines-of-credit with a total availability of $1,000,000. Each line-of-credit carries variable interest based on the prime rate. One line-of-credit is collateralized by MAB's accounts receivables and specific equipment.


9. COMMITMENTS AND CONTINGENCIES

   MAB has operating leases for a building and automobiles which expire at various dates through 2010 with renewal privileges in some instances. Total rental expense under operating leases was approximately $344,500, $330,000 and $469,400 for 1993, 1994, and 1995, respectively and $227,500 for the six months ended June 30, 1996.

   Future minimum lease payments under operating leases through 2000 for the years ending December 31, are approximately:

                  1996 ......................... $ 416,900
                  1997..........................   346,600
                  1998..........................   324,900
                  1999..........................   305,100
                  2000..........................   310,700


   MAB is involved in various legal issues. In the opinion of MAB's management, the ultimate cost individually or in the aggregate to resolve these matters will not have a material adverse effect on MAB's financial position, results of operations or cash flows beyond the reserves already established. Included in these reserves is an amount for $190,000 for a potential loss related to a specific contract. Management estimates the range of potential losses is between $-0- and $380,000 for this specific contract. Management is not aware of any other legal proceedings.


10. PROFIT SHARING PLAN

   MAB has a profit sharing plan with a 401(k) feature covering all qualified employees. MAB's contribution to this plan is a 50% match on the first 4% contributed by employees. MAB contributed $47,732, $50,531, and $50,805 in 1993, 1994, and 1995, respectively, to the Plan. MAB contributed $40,242 to the Plan for the six month period ended June 30, 1996.

11. MAJOR CUSTOMER

   MAB had revenues from a major customer of approximately 9% and 10% for the years ended December 31, 1994 and 1995, respectively and 13% for the six month period ended June 30, 1996.

   During August 1996, MAB was notified that it will not continue to provide certain services to this customer.

12. STOCK PURCHASE AGREEMENT

   In July 1996, the shareholder received a letter of intent from NCO Financial Systems to purchase MAB. MAB is currently pursuing the sale.

                        REPORT OF INDEPENDENT AUDITORS

TRANS UNION CORPORATION:

   We have audited the accompanying statements of net assets of the Trans Union Corporation Collections Division (the Collections Division) as of December 31, 1994 and 1995, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of the Collections Division and Trans Union Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 1, the accompanying statements of net assets, operations, and cash flows include the assets, liabilities, revenues, expenses, and cash flows which are specifically identifiable with the Collections Division, as well as certain allocated expenses. These financial statements may not necessarily reflect the assets and liabilities and results of operations and cash flows of the Collections Division had it been operated as a stand-alone entity.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Collections Division as of December 31, 1994 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
                                                             Ernst & Young LLP
Chicago, Illinois
January 16, 1996

                           TRANS UNION CORPORATION
                             COLLECTIONS DIVISION

                           STATEMENTS OF NET ASSETS
                                (IN THOUSANDS)


                                                                    DECEMBER 31,
                                                               ----------------------
                                                                  1994        1995
                                                                ---------   ---------
Assets
Current assets:
   Cash and cash equivalents ................................    $ 2,671     $ 1,733
   Accounts receivable -- Trade, net of allowances of $20 in
     1994 and 1995  .........................................        931         614
   Prepaid expenses and other current assets ................         18          11
                                                                ---------   ---------
Total current assets  .......................................      3,620       2,358
Fixed assets:
   Equipment ................................................      1,449       1,162
   Leasehold improvements ...................................         13          --
   Furniture and fixtures ...................................        261         302
   Capitalized leased assets ................................         --          --
                                                                ---------     -------
                                                                   1,723       1,464
   Less: Accumulated depreciation and amortization ..........     (1,457)     (1,245)
                                                                ---------     -------
                                                                     266         219
Deposits  ...................................................         --          10
                                                                ---------   ---------
Total assets  ...............................................      3,886       2,587
Liabilities
Accounts payable and accrued liabilities  ...................        379         393
Current portion of capital lease obligation  ................         --          --
Debtor payments owed clients  ...............................        357         256
                                                                ---------   ---------
Total liabilities  ..........................................        736         649
                                                                ---------   ---------
Net assets  .................................................    $ 3,150     $ 1,938
                                                                =========   =========


                           See accompanying notes.

                           TRANS UNION CORPORATION
                             COLLECTIONS DIVISION

                           STATEMENTS OF OPERATIONS
                                (IN THOUSANDS)


                                            For the Years Ended December 31,
                                           -----------------------------------
                                             1993         1994         1995
                                           ---------     --------     --------
Revenue
Service revenues  ....................      $7,770       $7,537       $7,467

Expenses
Salaries and employee benefits  ......       3,746        3,090        2,888
Payroll and other taxes  .............         297          283          237
Depreciation and amortization  .......         324          287          198
Repairs and maintenance  .............         182          170          163
Corporate office charges  ............          62          124          117
Communications  ......................         521          438          391
Selling, general, and administrative         3,279        2,926        3,174
Other (income) expenses, net  ........          98            2           (5)
                                           ---------     --------     --------
Total expenses  ......................       8,509        7,320        7,163
                                           ---------     --------     --------
Operating income (loss)  .............      $ (739)      $  217       $  304
                                           =========     ========     ========







                           See accompanying notes.

                           TRANS UNION CORPORATION
                             COLLECTIONS DIVISION

                           STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                 For the Years Ended December 31,
                                                                ---------------------------------
                                                                   1993        1994        1995
                                                                 ---------   --------    ---------
Operating activities
Operating income (loss)  .....................................    $ (739)     $  217     $   304
Adjustments to reconcile operating income to net cash
  provided by operating activities:
     Depreciation and amortization  ..........................       324         287         198
     (Gain) loss on fixed asset disposition  .................        87          --          (5)
     Provision for losses on accounts receivable  ............        --           1           5
     Decrease (increase) in accounts receivable  .............        42        (184)        312
     (Increase) decrease in prepaid expenses, other assets,
        and deposits .........................................        12           1          (3)
     Increase (decrease) in accounts payable and accrued
        liabilities ..........................................        46         (40)         14
     (Decrease) increase in debtor payments owed clients  ....        61          (6)       (101)
                                                                 ---------   --------    ---------
Net cash provided by (used in) operating activities  .........      (167)        276         724
Investing activities
Purchases of fixed assets  ...................................      (119)        (85)       (165)
Proceeds from sale of fixed assets  ..........................        --          --          15
                                                                 ---------   --------    ---------
Net cash used in investing activities  .......................      (119)        (85)       (150)
Financing activities
Net (distributions) contributions to parent company  .........     1,086       1,709      (1,512)
Principal payments under capital lease obligations  ..........       (19)        (50)         --
                                                                 ---------   --------    ---------
Net cash (used in) provided by financing activities  .........     1,067       1,659      (1,512)
                                                                 ---------   --------    ---------
Net (decrease) increase in cash and cash equivalents  ........       781       1,850        (938)
Cash and cash equivalents at beginning of year  ..............        40         821       2,671
                                                                 ---------   --------    ---------
Cash and cash equivalents at end of year  ....................    $  821      $2,671     $ 1,733
                                                                 =========   ========    =========


                           See accompanying notes.

                           TRANS UNION CORPORATION
                             COLLECTIONS DIVISION

                        NOTES TO FINANCIAL STATEMENTS
                                (IN THOUSANDS)

1. BUSINESS AND BASIS OF PRESENTATION

The Trans Union Corporation Collections Division (the Collections Division) is a business unit of Trans Union Corporation (TUC) that provides various collection services. TUC is a wholly owned subsidiary of Marmon Industrial Corporation (MIC), and its ultimate parent company is Marmon Holdings, Inc. Substantially all of the stock of Marmon Holdings, Inc. is owned, directly or indirectly, by trusts for the benefit of the lineal descendants of Nicholas
J. Pritzker, deceased, and entities controlled by such trusts.

The Collections Division provides third-party debt collection services within the health care, utilities, and insurance markets. The principal markets are located in the states of Ohio, Pennsylvania, and Kansas.

These financial statements present the historical assets, liabilities, revenues, expenses, and cash flows directly related to the operations of the Collections Division during the period presented. These financial statements are not necessarily indicative of the financial position and results of operations which would have occurred had the Collections Division been operated as an independent company; specifically, the financial statements do not include a provision for contingencies or income taxes. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TUC and its Collections Division are part of a group that files a consolidated tax return. There is no tax-sharing agreement for allocating income taxes to the Collections Division. Accordingly, the financial statements do not reflect any income tax expense or benefit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Service revenues are recognized when debtor payments are received.

FIXED ASSETS

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets beginning in the month following acquisition.

CASH AND CASH EQUIVALENTS

The Collections Division considers cash and cash equivalents to consist of cash on hand and all highly liquid debt instruments purchased with a maturity of three months or less, if any.

MIC provides a centralized cash management function; accordingly, the Collections Division does not maintain separate operating cash accounts, and its cash disbursements and the majority of its collections of client revenues are settled to the TUC and MIC cash concentrator accounts. Therefore, certain parent company transactions are deemed to be cash transactions for purposes of the statement of cash flows.

3. RELATED PARTY TRANSACTIONS

TUC provides certain common general management services to the Collections Division including accounting, legal, and cash management services. The amount charged to the Collections Division for these services totaled $62, $124, and $117 for the years ended December 31, 1993, 1994, and 1995, respectively.

                           TRANS UNION CORPORATION
                             COLLECTIONS DIVISION

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                (IN THOUSANDS)

4. PROFIT-SHARING AND EMPLOYEE SAVING PLANS

The Collections Division employees are part of a MIC mixed savings and profit-sharing plan. All employees with at least one year of continuing service are eligible for participation in the plan. Each participant's contribution is matched in part by MIC up to a maximum of 6% of the participant's annual compensation. Employee savings plans expense was approximately $151, $194, and $139 for the years ended December 31, 1993, 1994, and 1995, respectively.

5. LEASES

As lessee, the Collections Division shares leased office facilities with TUC and leased equipment under noncancelable operating lease agreements expiring January 31, 2005. Total rent expense under such operating leases based on a square foot allocation for the office facilities and actual usage for office equipment was $146, $171, and $162 for the years ended December 31, 1993, 1994, and 1995, respectively. A summary by year of future minimum lease payments that would be allocable to the Collections Division under noncancelable operating leases as of December 31, 1995, is shown below.

            Year ending December 31:
           1996                                   $139
           1997                                     72
           1998                                     70
           1999                                     70
           2000                                     70
           2001 and beyond                         164
                                                  -----
                                                  $585
                                                  =====

6. MAJOR CUSTOMERS

Bell Atlantic represented more than 10% of the combined revenue of the Collections Division or $1,216, $1,423, and $1,586 for the years ended December 31, 1993, 1994, and 1995, respectively.

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   No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time, subsequent to the date hereof.




                                    ------
                              TABLE OF CONTENTS
                                    ------

                                                                       Page
                                                                      --------
Prospectus Summary  ................................                      3
Risk Factors  ......................................                      8
Acquisition History  ...............................                     13
Use of Proceeds  ...................................                     16
Dividend Policy and Prior S Corporation Status  ....                     16
Capitalization  ....................................                     17
Dilution  ..........................................                     18
Selected Financial and Operating Data  .............                     19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations ..............                     21
Business  ..........................................                     28
Management  ........................................                     36
Certain Transactions  ..............................                     41
Principal and Selling Shareholders  ................                     42
Description of Capital Stock  ......................                     43
Shares Eligible for Future Sale  ...................                     46
Underwriting  ......................................                     47
Legal Matters  .....................................                     48
Experts  ...........................................                     48
Additional Information  ............................                     48
Index to Financial Statements  .....................                    F-1


   Until December 2, 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



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                              November 6, 1996


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